UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Quarterly

Information – ITR

—

At March 31, 2018 and report

on review of Quarterly

Information

(A free translation of the original

in Portuguese)

Index (Expressed in millions of reais, unless otherwise indicated)

KPMG Auditores Independentes

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report on the review of quarterly information – ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the interim accounting information, individual and consolidated, of Petróleo Brasileiro S.A. - Petrobras (“the Company”), identified as Parent Company and Consolidated, respectively, included in the quarterly information form - ITR for the quarter ended March 31, 2018, which comprises the balance sheet as of March 31, 2018 and the respective statements of income and comprehensive income, statements of changes in shareholders' equity and of cash flows for the three-month period then ended, including the explanatory notes.

The Company`s Management is responsible for the preparation of these interim accounting information in accordance with the CPC 21(R1) and the IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim accounting information based on our review.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Scope of the review

We conducted our review in accordance with Brazilian and International Interim Information Review Standards (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries primarily of the management responsible for financial and accounting matters and applying analytical procedures and other review procedures. The scope of a review is significantly less than an audit conducted in accordance with auditing standards and, accordingly, it did not enable us to obtain assurance that we were aware of all the material matters that would have been identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim accounting information

Based on our review, we are not aware of any fact that might lead us to believe that the individual and consolidated interim accounting information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of the quarterly review - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Emphasis - Impact of the Lava Jato Operation on the Company’s results

We draw attention to Note 3 of the interim financial information, which describes that: i) no additional information has been identified through the date of this accounting information which could materially impact the estimation methodology adopted for the write off recorded on September 30, 2014 ; and ii) the internal investigations being conducted by outside legal counsel under the supervision of a Special Committee created by the Company and the investigation conducted by the Securities and Exchange Commission - SEC are still on going, nevertheless to date no additional impact to those already disclosed in the interim financial statements has been identified.

Our report is not modified as a result of these matters.

Other matters - Statements of added value

The individual and consolidated statements of value added for the quarter ended March 31, 2018, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company's interim financial information. In order to form our conclusion, we evaluated whether these statements were reconciliated to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, May 7, 2018

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

Marcelo Gavioli

Accountant CRC 1SP201409/O-1

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Parent Company Interim Accounting Information / Statement of Financial Position Assets (R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	03.31.2018	12.31.2017
1	Total Assets	737,427,000	723,855,000
1.01	Current Assets	82,310,000	81,883,000
1.01.01	Cash and Cash Equivalents	7,324,000	1,305,000
1.01.02	Marketable Securities	3,529,000	3,531,000
1.01.03	Trade and Other Receivables	26,625,000	34,239,000
1.01.04	Inventories	23,867,000	23,165,000
1.01.06	Recoverable Taxes	6,410,000	6,183,000
1.01.06.01	Current Recoverable Taxes	6,410,000	6,183,000
1.01.06.01.01	Current Income Tax and Social Contribution	647,000	669,000
1.01.06.01.02	Other Recoverable Taxes	5,763,000	5,514,000
1.01.08	Other Current Assets	14,555,000	13,460,000
1.01.08.01	Non-Current Assets Held for Sale	6,243,000	9,520,000
1.01.08.03	Others	8,312,000	3,940,000
1.01.08.03.01	Advances to Suppliers	150,000	173,000
1.01.08.03.02	Others	8,162,000	3,767,000
1.02	Non-Current Assets	655,117,000	641,972,000
1.02.01	Long-Term Receivables	52,000,000	50,816,000
1.02.01.02	Marketable Securities Measured at Amortized Cost	204,000	204,000
1.02.01.03	Trade and Other Receivables	14,240,000	15,211,000
1.02.01.06	Deferred Taxes	8,838,000	8,999,000
1.02.01.06.01	Deferred Income Tax and Social Contribution	−	−
1.02.01.06.02	Deferred Taxes and Contributions	8,838,000	8,999,000
1.02.01.09	Other Non-Current Assets	28,718,000	26,402,000
1.02.01.09.03	Advances to Suppliers	493,000	502,000
1.02.01.09.04	Judicial Deposits	18,793,000	17,085,000
1.02.01.09.05	Other Long-Term Assets	9,432,000	8,815,000
1.02.02	Investments	155,431,000	149,356,000
1.02.03	Property, Plant and Equipment	441,446,000	435,536,000
1.02.04	Intangible Assets	6,240,000	6,264,000

Parent Company Interim Accounting Information / Statement of Financial Position Liabilities (R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	03.31.2018	12.31.2017
2	Total Liabilities	737,427,000	723,855,000
2.01	Current Liabilities	134,709,000	132,319,000
2.01.01	Payroll, Profit Sharing and Related Charges	4,166,000	3,662,000
2.01.02	Trade Payables	28,196,000	22,179,000
2.01.03	Taxes Obligations	813,000	243,000
2.01.03.01	Federal Taxes Obligations	813,000	243,000
2.01.03.01.01	Income Tax and Social Contribution Payable	813,000	243,000
2.01.04	Current Debt and Finance Lease Obligations	68,078,000	75,985,000
2.01.04.01	Current Debt	66,575,000	74,724,000
2.01.04.03	Finance Lease Obligations	1,503,000	1,261,000
2.01.05	Other Liabilities	21,128,000	20,590,000
2.01.05.02	Others	21,128,000	20,590,000
2.01.05.02.04	Other Taxes and Contributions	13,573,000	14,485,000
2.01.05.02.05	Other Accounts Payable	7,555,000	6,105,000
2.01.06	Provisions	11,998,000	9,054,000
2.01.06.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	9,163,000	6,397,000
2.01.06.01.04	Provisions for Civil Lawsuits	9,163,000	6,397,000
2.01.06.02	Other Provisions	2,835,000	2,657,000
2.01.06.02.04	Pension and Medical Benefits	2,835,000	2,657,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	330,000	606,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	330,000	606,000
2.02	Non-Current Liabilities	330,755,000	327,551,000
2.02.01	Non-Current Debt and Finance Lease Obligations	199,990,000	197,501,000
2.02.01.01	Non-Current Debt	196,273,000	193,393,000
2.02.01.03	Finance Lease Obligations	3,717,000	4,108,000
2.02.02	Other Liabilities	2,199,000	2,169,000
2.02.02.02	Others	2,199,000	2,169,000
2.02.02.02.03	Income Tax and Social Contribution	2,199,000	2,169,000
2.02.03	Deferred Taxes	4,225,000	2,762,000
2.02.03.01	Deferred Taxes	4,225,000	2,762,000
2.02.04	Provisions	124,341,000	125,119,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	10,377,000	12,680,000
2.02.04.02	Other Provisions	113,964,000	112,439,000
2.02.04.02.04	Pension and Medical Benefits	65,501,000	64,519,000
2.02.04.02.05	Provision for Decommissioning Costs	45,994,000	45,677,000
2.02.04.02.06	Other Provisions	2,469,000	2,243,000
2.03	Shareholders' Equity	271,963,000	263,985,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	2,673,000	2,673,000
2.03.04	Profit Reserves	83,124,000	77,148,000
2.03.08	Other Comprehensive Income	(19,266,000)	(21,268,000)

Parent Company Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2018 to 03/31/2018	Accumulated of the Previous Year 01/01/2017 to 03/31/2017
3.01	Sales Revenues	55,867,000	54,096,000
3.02	Cost of Sales	(35,540,000)	(35,631,000)
3.03	Gross Profit	20,327,000	18,465,000
3.04	Operating Expenses / Income	(5,862,00)	(7,017,000)
3.04.01	Selling Expenses	(4,405,000)	(4,233,000)
3.04.02	General and Administrative Expenses	(1,475,000)	(1,578,000)
3.04.05	Other Operating Expenses	(2,266,000)	(3,863,000)
3.04.05.01	Other Taxes	(366,000)	(169,000)
3.04.05.02	Research and Development Expenses	(493,000)	(337,000)
3.04.05.03	Exploration Costs	(438,000)	(303,000)
3.04.05.05	Other Operating Expenses, Net	(969,000)	(3,054,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	2,284,000	2,657,000
3.05	Net Income Before Financial Results and Income Taxes	14,465,000	11,448,000
3.06	Finance Income (Expenses), Net	(4,519,000)	(5,488,000)
3.06.01	Finance Income	730,000	693,000
3.06.01.01	Finance Income	730,000	693,000
3.06.02	Finance Expenses	(5,249,000)	(6,181,000)
3.06.02.01	Finance Expenses	(3,319,000)	(4,104,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(1,930,000)	(2,077,000)
3.07	Net Income Before Income Taxes	9,946,000	5,960,000
3.08	Income Tax and Social Contribution	(2,985,000)	(1,511,000)
3.08.01	Current	(2,740,000)	−
3.08.02	Deferred	(245,000)	(1,511,000)
3.09	Net Income from Continuing Operations	6,961,000	4,449,000
3.11	Income / (Loss) for the Period	6,961,000	4,449,000
3.99	Income per Share (R$/Share)	−	−
3.99.01	Income per Share	−	−
3.99.01.01	Ordinary Shares	0.53	0.34
3.99.01.02	Preferred Shares	0.53	0.34
3.99.02	Diluted Income per Share	−	−
3.99.02.01	Ordinary Shares	0.53	0.34
3.99.02.02	Preferred Shares	0.53	0.34

Parent Company Interim Accounting Information Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2018 to 03/31/2018	Accumulated of the Previous Year 01/01/2017 to 03/31/2017
4.01	Net Income for the Period	6,961,000	4,449,000
4.02	Other Comprehensive Income	2,073,000	3,142,000
4.02.03	Cumulative Translation Adjustments	852,000	(2,471,000)
4.02.04	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive income	(3,000)	−
4.02.06	Deferred Income Tax and Social Contribution on securities measured at fair value through other comprehensive income	1,000	−
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(1,116,000)	5,263,000
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	2,402,000	1,964,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(437,000)	(2,458,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	374,000	844,000
4.03	Total Comprehensive Income for the Period	9,034,000	7,591,000

Parent Company Interim Accounting Information Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2018 to 03/31/2018	Accumulated of the Previous Year 01/01/2017 to 03/31/2017
6.01	Net cash provided by operating activities	13,386,000	6,485,000
6.01.01	Cash provided by operating activities	18,623,000	19,912,000
6.01.01.01	Net Income (loss) for the period	6,961,000	4,449,000
6.01.01.03	Pension and medical benefits (actuarial expense)	1,782,000	1,998,000
6.01.01.04	Results in equity-accounted investments	(2,284,000)	(2,657,000)
6.01.01.05	Depreciation, depletion and amortization	8,623,000	8,264,000
6.01.01.06	Impairment of assets (reversal)	34,000	51,000
6.01.01.07	Exploratory expenditures write-offs	26,000	24,000
6.01.01.08	Gains and losses on disposals/write-offs of assets	(3,063,000)	148,000
6.01.01.09	Foreign exchange, indexation and finance charges	5,303,000	5,533,000
6.01.01.10	Deferred income taxes, net	245,000	1,511,000
6.01.01.12	Allowance for expected credit losses	419,000	2,000
6.01.01.14	Revision and unwinding of discount on the provision for decommissioning costs	577,000	589,000
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(5,237,000)	(13,427,000)
6.01.02.01	Trade and other receivables, net	219,000	(6,041,000)
6.01.02.02	Inventories	(701,000)	657,000
6.01.02.03	Judicial deposits	(1,707,000)	(1,008,000)
6.01.02.04	Other assets	(4,445,000)	(329,000)
6.01.02.05	Trade payables	(759,000)	(4,261,000)
6.01.02.06	Other taxes payable	1,690,000	161,000
6.01.02.07	Pension and medical benefits	(623,000)	(465,000)
6.01.02.08	Income tax and social contribution paid	(1,175,000)	−
6.01.02.09	Other liabilities	2,264,000	(2,141,000)
6.02	Net cash used in investing activities	1,641,000	(5,075,000)
6.02.01	Acquisition of PP&E and intangibles assets	(7,403,000)	(7,038,000)
6.02.02	Increase in investments in investees	(3,248,000)	(466,000)
6.02.03	Proceeds from disposal of assets - Divestment	5,102,000	−
6.02.04	Divestment (investment) in marketable securities	6,432,000	2,168,000
6.02.05	Dividends received	758,000	261,000
6.03	Net cash used in financing activities	(9,008,000)	(464,000)
6.03.02	Proceeds from financing	26,934,000	16,950,000
6.03.03	Repayment of principal	(33,949,000)	(16,093,000)
6.03.04	Repayment of interest	(1,993,000)	(1,321,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	6,019,000	946,000
6.05.01	Cash and cash equivalents at the beginning of the year	1,305,000	6,267,000
6.05.02	Cash and cash equivalents at the end of the period	7,324,000	7,213,000

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2018 to 03/31/2018 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	2,673,000	77,148,000	−	(21,268,000)	263,985,000
5.02	Prior Period Adjustments				(989,000)	(67,000)	(1,056,000)
5.03	Adjusted Opening Balance	205,432,000	2,673,000	77,148,000	(989,000)	(21,335,000)	262,929,000
5.04	Capital Transactions with Owners	−	−	−	3,000	(3,000)	−
5.04.09	Realization of the Deemed Cost	−	−	−	3,000	(3,000)	−
5.05	Total of Comprehensive Income	−	−	−	6,961,000	2,073,000	9,034,000
5.05.01	Net Income for the Period	−	−	−	6,961,000	−	6,961,000
5.05.02	Other Comprehensive Income	−	−	−	−	2,073,000	2,073,000
5.07	Balance at the End of the Period	205,432,000	2,673,000	77,148,000	5,975,000	(19,265,000)	271,963,000

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2017 to 03/31/2017 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	1,251,000	77,584,000	−	(34,037,000)	250,230,000
5.02	Prior Period Adjustments
5.03	Adjusted Opening Balance	205,432,000	1,251,000	77,584,000	−	(34,037,000)	250,230,000
5.04	Capital Transactions with Owners	−	(1,000)	−	2,000	(2,000)	(1,000)
5.04.08	Change in Interest in Subsidiaries	−	(1,000)	−	−	−	(1,000)
5.04.09	Realization of the Deemed Cost	−	−	−	2,000	(2,000)	−
5.05	Total of Comprehensive Income	−	−	−	4,449,000	3,142,000	7,591,000
5.05.01	Net Income for the Period	−	−	−	4,449,000	−	4,449,000
5.05.02	Other Comprehensive Income	−	−	−	−	3,142,000	3,142,000
5.07	Balance at the End of the Period	205,432,000	1,250,000	77,584,000	4,451,000	(30,897,000)	257,820,000

Parent Company Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2018 to 03/31/2018	Accumulated of the Previous Year 01/01/2017 to 03/31/2017
7.01	Sales Revenues	88,775,000	80,887,000
7.01.01	Sales of Goods and Services	77,047,000	71,013,000
7.01.02	Other Revenues	3,873,000	1,777,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	8,274,000	8,099,000
7.01.04	Allowance for expected credit losses	(419,000)	(2,000)
7.02	Inputs Acquired from Third Parties	(24,023,000)	(25,436,000)
7.02.01	Cost of Sales	(5,884,000)	(8,250,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(12,554,000)	(12,608,000)
7.02.03	Impairment Charges / Reversals of Assets	(34,000)	(51,000)
7.02.04	Others	(5,551,000)	(4,527,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(5,551,000)	(4,527,000)
7.03	Gross Added Value	64,752,000	55,451,000
7.04	Retentions	(8,623,000)	(8,264,000)
7.04.01	Depreciation, Amortization and Depletion	(8,623,000)	(8,264,000)
7.05	Net Added Value Produced	56,129,000	47,187,000
7.06	Transferred Added Value	3,233,000	3,570,000
7.06.01	Share of Profit of Equity-Accounted Investments	2,284,000	2,657,000
7.06.02	Finance Income	730,000	693,000
7.06.03	Others	219,000	220,000
7.07	Total Added Value to be Distributed	59,362,000	50,757,000
7.08	Distribution of Added Value	59,362,000	50,757,000
7.08.01	Employee Compensation	5,969,000	6,275,000
7.08.01.01	Salaries	3,450,000	3,727,000
7.08.01.02	Fringe Benefits	2,235,000	2,227,000
7.08.01.03	Unemployment Benefits (FGTS)	284,000	321,000
7.08.02	Taxes and Contributions	28,242,000	20,907,000
7.08.02.01	Federal	21,732,000	14,080,000
7.08.02.02	State	6,380,000	6,776,000
7.08.02.03	Municipal	130,000	51,000
7.08.03	Return on Third-Party Capital	18,190,000	19,126,000
7.08.03.01	Interest	6,513,000	7,312,000
7.08.03.02	Rental Expenses	11,677,000	11,814,000
7.08.04	Return on Shareholders' Equity	6,961,000	4,449,000
7.08.04.03	Retained Earnings / (Losses) for the Period	6,961,000	4,449,000

Consolidated Interim Accounting Information / Statement of Financial Position Assets (R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	March 31, 2018	December 31, 2017
1	Total Assets	824,153,000	831,515,000
1.01	Current Assets	145,412,000	155,909,000
1.01.01	Cash and Cash Equivalents	66,362,000	74,494,000
1.01.02	Marketable Securities	3,905,000	6,237,000
1.01.03	Trade and Other Receivables	15,631,000	16,446,000
1.01.04	Inventories	29,361,000	28,081,000
1.01.06	Recoverable Taxes	8,334,000	8,062,000
1.01.06.01	Current Recoverable Taxes	8,334,000	8,062,000
1.01.06.01.01	Current Income Tax and Social Contribution	1,630,000	1,584,000
1.01.06.01.02	Other Recoverable Taxes	6,704,000	6,478,000
1.01.08	Other Current Assets	21,819,000	22,589,000
1.01.08.01	Non-Current Assets Held for Sale	11,646,000	17,592,000
1.01.08.03	Others	10,173,000	4,997,000
1.01.08.03.01	Advances to Suppliers	261,000	258,000
1.01.08.03.02	Others	9,912,000	4,739,000
1.02	Non-Current Assets	678,741,000	675,606,000
1.02.01	Long-Term Receivables	72,314,000	70,955,000
1.02.01.02	Marketable Securities Measured at Amortized Cost	211,000	211,000
1.02.01.03	Trade and Other Receivables	16,124,000	17,120,000
1.02.01.06	Deferred Taxes	21,555,000	21,544,000
1.02.01.06.01	Deferred Income Tax and Social Contribution	11,484,000	11,373,000
1.02.01.06.02	Taxes and Contributions	10,071,000	10,171,000
1.02.01.09	Other Non-Current Assets	34,424,000	32,080,000
1.02.01.09.03	Advances to Suppliers	3,280,000	3,413,000
1.02.01.09.04	Judicial Deposits	20,274,000	18,465,000
1.02.01.09.05	Other Long-Term Assets	10,870,000	10,202,000
1.02.02	Investments	12,674,000	12,554,000
1.02.03	Property, Plant and Equipment	585,947,000	584,357,000
1.02.04	Intangible Assets	7,806,000	7,740,000

Consolidated Interim Accounting Information / Statement of Financial Position Liabilities (R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	March 31, 2018	December 31, 2017
2	Total Liabilities	824,153,000	831,515,000
2.01	Current Liabilities	78,116,000	82,535,000
2.01.01	Payroll, Profit Sharing and Related Charges	4,920,000	4,331,000
2.01.02	Trade Payables	18,027,000	19,077,000
2.01.03	Taxes Obligations	1,625,000	990,000
2.01.03.01	Federal Taxes Obligations	1,625,000	990,000
2.01.03.01.01	Income Tax and Social Contribution Payable	1,625,000	990,000
2.01.04	Current Debt and Finance Lease Obligations	15,474,000	23,244,000
2.01.04.01	Current Debt	15,389,000	23,160,000
2.01.04.03	Finance Lease Obligations	85,000	84,000
2.01.05	Other Liabilities	23,819,000	23,344,000
2.01.05.02	Others	23,819,000	23,344,000
2.01.05.02.04	Other Taxes and Contributions	14,115,000	15,046,000
2.01.05.02.05	Other Accounts Payable	9,704,000	8,298,000
2.01.06	Provisions	13,758,000	10,254,000
2.01.06.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	10,776,000	7,463,000
2.01.06.01.04	Provisions for Civil Lawsuits	10,776,000	7,463,000
2.01.06.02	Other Provisions	2,982,000	2,791,000
2.01.06.02.04	Pension and Medical Benefits	2,982,000	2,791,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	493,000	1,295,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	493,000	1,295,000
2.02	Non-Current Liabilities	468,284,000	479,371,000
2.02.01	Non-Current Debt	325,505,000	338,239,000
2.02.01.01	Non-Current Debt	324,835,000	337,564,000
2.02.01.03	Finance Lease Obligations	670,000	675,000
2.02.02	Other Liabilities	2,249,000	2,219,000
2.02.02.02	Others	2,249,000	2,219,000
2.02.02.02.03	Income Tax and Social Contribution	2,249,000	2,219,000
2.02.03	Deferred Taxes	5,608,000	3,956,000
2.02.03.01	Deferred Taxes	5,608,000	3,956,000
2.02.04	Provisions	134,922,000	134,957,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	13,207,000	15,778,000
2.02.04.02	Other Provisions	121,715,000	119,179,000
2.02.04.02.04	Pension and Medical Benefits	70,609,000	69,421,000
2.02.04.02.05	Provision for Decommissioning Costs	47,133,000	46,785,000
2.02.04.02.06	Other Provisions	3,973,000	2,973,000
2.03	Shareholders' Equity	277,753,000	269,609,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	2,457,000	2,457,000
2.03.04	Profit Reserves	83,339,000	77,364,000
2.03.08	Other Comprehensive Income	(19,265,000)	(21,268,000)
2.03.09	Non-controlling interests	5,790,000	5,624,000

Consolidated Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2018 to 03/31/2018	Accumulated of the Previous Year 01/01/2017 to 03/31/2017
3.01	Sales Revenues	74,461,000	68,365,000
3.02	Cost of Sales	(47,688,000)	(44,579,000)
3.03	Gross Profit	26,773,000	23,786,000
3.04	Operating Expenses / Income	(8,447,000)	(8,904,000)
3.04.01	Selling Expenses	(4,128,000)	(2,390,000)
3.04.02	General and Administrative Expenses	(2,142,000)	(2,307,000)
3.04.05	Other Operating Expenses	(2,688,000)	(4,819,000)
3.04.05.01	Other Taxes	(481,000)	(291,000)
3.04.05.02	Research and Development Expenses	(495,000)	(337,000)
3.04.05.03	Exploration Costs	(442,000)	(296,000)
3.04.05.05	Other Operating Expenses, Net	(1,270,000)	(3,895,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	511,000	612,000
3.05	Net Income Before Financial Results and Income Taxes	18,326,000	14,882,000
3.06	Finance Income (Expenses), Net	(7,246,000)	(7,755,000)
3.06.01	Finance Income	1,101,000	933,000
3.06.01.01	Finance Income	1,101,000	933,000
3.06.02	Finance Expenses	(8,347,000)	(8,688,000)
3.06.02.01	Finance Expenses	(5,850,000)	(5,945,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(2,497,000)	(2,743,000)
3.07	Net Income Before Income Taxes	11,080,000	7,127,000
3.08	Income Tax and Social Contribution	(3,955,000)	(2,320,000)
3.08.01	Current	(3,321,000)	(826,000)
3.08.02	Deferred	(634,000)	(1,494,000)
3.09	Net Income from Continuing Operations	7,125,000	4,807,000
3.11	Income / (Loss) for the Period	7,125,000	4,807,000
3.11.01	Attributable to Shareholders of Petrobras	6,961,000	4,449,000
3.11.02	Attributable to Non-Controlling Interests	164,000	358,000
3.99	Income per Share (R$/Share)	−	−
3.99.01	Income per Share	−	−
3.99.01.01	Ordinary Shares	0.53	0.34
3.99.01.02	Preferred Shares	0.53	0.34
3.99.02	Diluted Income per Share	−	−
3.99.02.01	Ordinary Shares	0.53	0.34
3.99.02.02	Preferred Shares	0.53	0.34

Consolidated Interim Accounting Information Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2018 to 03/31/2018	Accumulated of the Previous Year 01/01/2017 to 03/31/2017
4.01	Net Income for the Period	7,125,000	4,807,000
4.02	Other Comprehensive Income	2,116,000	3,097,000
4.02.03	Cumulative Translation Adjustments	895,000	(2,516,000)
4.02.04	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive income	(3,000)	(40,000)
4.02.06	Deferred Income Tax and Social Contribution on securities measured at fair value through other comprehensive income	1,000	−
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(1,099,000)	5,461,000
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	2,661,000	2,435,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(531,000)	(2,684,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	192,000	441,000
4.03	Total Comprehensive Income for the Period	9,241,000	7,904,000
4.03.01	Attributable to Shareholders of Petrobras	9,034,000	7,591,000
4.03.02	Attributable to Non-controlling Interests	207,000	313,000

Consolidated Interim Accounting Information Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2018 to 03/31/2018	Accumulated of the Previous Year 01/01/2017 to 03/31/2017
6.01	Net cash provided by operating activities	22,218,000	23,225,000
6.01.01	Cash provided by operating activities	26,782,000	27,465,000
6.01.01.01	Net Income (loss) for the period	7,125,000	4,807,000
6.01.01.02	Pension and medical benefits (actuarial expense)	1,943,000	2,177,000
6.01.01.03	Results in equity-accounted investments	(511,000)	(612,000)
6.01.01.04	Depreciation, depletion and amortization	11,057,000	10,766,000
6.01.01.05	Impairment of assets (reversal)	58,000	(21,000)
6.01.01.06	Exploratory expenditures write-offs	26,000	24,000
6.01.01.07	Gains and losses on disposals/write-offs of assets	(3,261,000)	123,000
6.01.01.08	Foreign exchange, indexation and finance charges	8,614,000	7,854,000
6.01.01.09	Deferred income taxes, net	634,000	1,494,000
6.01.01.10	Allowance for expected credit losses	443,000	(6,000)
6.01.01.11	Inventory write-down to net realizable value	60,000	71,000
6.01.01.12	Reclassification of cumulative translation adjustment y other comprehensive income	−	185,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	594,000	603,000
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(4,564,000)	(4,240,000)
6.01.02.01	Trade and other receivables, net	1,810,000	1,513,000
6.01.02.02	Inventories	(1,142,000)	1,214,000
6.01.02.03	Judicial deposits	(1,712,000)	(951,000)
6.01.02.04	Other assets	(4,676,000)	(454,000)
6.01.02.05	Trade payables	(1,357,000)	(3,290,000)
6.01.02.06	Other taxes payable	1,933,000	300,000
6.01.02.07	Pension and medical benefits	(662,000)	(491,000)
6.01.02.08	Income tax and social contribution paid	(1,469,000)	(264,000)
6.01.02.09	Other liabilities	2,711,000	(1,817,000)
6.02	Net cash used in investing activities	638,000	(8,262,000)
6.02.01	Acquisition of PP&E and intangibles assets	(9,919,000)	(10,024,000)
6.02.02	Increase in investments in investees	(22,000)	(34,000)
6.02.03	Proceeds from disposal of assets - Divestment	7,502,000	1,873,000
6.02.04	Divestment (investment) in marketable securities	2,361,000	(278,000)
6.02.05	Dividends received	716,000	201,000
6.03	Net cash used in financing activities	(30,486,000)	(21,360,000)
6.03.01	Non-controlling interest	121,000	(130,000)
6.03.02	Proceeds from financing	19,258,000	13,028,000
6.03.03	Repayment of principal	(43,861,000)	(29,006,000)
6.03.04	Repayment of interest	(6,004,000)	(5,252,000)
6.04	Effect of exchange rate changes on cash and cash equivalents	(502,000)	(1,837,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	(8,132,000)	(8,234,000)
6.05.01	Cash and cash equivalents at the beginning of the year	74,494,000	69,108,000
6.05.02	Cash and cash equivalents at the end of the period	66,362,000	60,874,000

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2018 to 03/31/2018 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	2,673,000	77,148,000	−	(21,268,000)	263,985,000	5,624,000	269,609,000
5.02	Prior Period Adjustments	−	−	−	(989,000)	(67,000)	(1,056,000)	(51,000)	(1,107,000)
5.03	Adjusted Opening Balance	205,432,000	2,673,000	77,148,000	(989,000)	(21,335,000)	262,929,000	5,573,000	268,502,000
5.04	Capital Transactions with Owners	−	−	−	3,000	(3,000)	−	10,000	10,000
5.04.06	Dividends	−	−	−	−	−	−	(110,000)	(110,000)
5.04.08	Change in Interest in Subsidiaries	−	−	−	−	−	−	120,000	120,000
5.05	Total of Comprehensive Income	−	−	−	6,961,000	2,073,000	9,034,000	207,000	9,241,000
5.05.01	Net Income for the Period	−	−	−	6,961,000	−	6,961,000	164,000	7,125,000
5.05.02	Other Comprehensive Income	−	−	−	−	2,073,000	2,073,000	43,000	2,116,000
5.07	Balance at the End of the Period	205,432,000	2,673,000	77,148,000	5,975,000	(19,265,000)	271,963,000	5,790,000	277,753,000

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2017 to 03/31/2017 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	1,035,000	77,800,000	−	(34,037,000)	250,230,000	2,513,000	252,743,000
5.03	Adjusted Opening Balance	205,432,000	1,035,000	77,800,000	−	(34,037,000)	250,230,000	2,513,000	252,743,000
5.04	Capital Transactions with Owners	−	(1,000)	−	2,000	(2,000)	(1,000)	(130,000)	(131,000)
5.04.08	Change in Interest in Subsidiaries	−	(1,000)	−	−	−	(1,000)	(130,000)	(131,000)
5.05	Total of Comprehensive Income	−	−	−	4,449,000	3,142,000	7,591,000	313,000	7,904,000
5.05.01	Net Income for the Period	−	−	−	4,449,000	−	4,449,000	358,000	4,807,000
5.05.02	Other Comprehensive Income	−	−	−	−	3,142,000	3,142,000	(45,000)	3,097,000
5.07	Balance at the End of the Period	205,432,000	1,034,000	77,800,000	4,451,000	(30,897,000)	257,820,000	2,696,000	260,516,000

Consolidated Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2018 to 03/31/2018	Accumulated of the Previous Year 01/01/2017 to 03/31/2017
7.01	Sales Revenues	108,649,000	97,523,000
7.01.01	Sales of Goods and Services	95,475,000	86,485,000
7.01.02	Other Revenues	4,518,000	2,338,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	9,099,000	8,694,000
7.01.04	Allowance for expected credit losses	(443,000)	6,000
7.02	Inputs Acquired from Third Parties	(33,468,000)	(31,716,000)
7.02.01	Cost of Sales	(14,453,000)	(12,616,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(12,882,000)	(14,119,000)
7.02.03	Impairment Charges / Reversals of Assets	(58,000)	21,000
7.02.04	Others	(6,075,000)	(5,002,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(6,015,000)	(4,931,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value	(60,000)	(71,000)
7.03	Gross Added Value	75,181,000	65,807,000
7.04	Retentions	(11,057,000)	(10,766,000)
7.04.01	Depreciation, Amortization and Depletion	(11,057,000)	(10,766,000)
7.05	Net Added Value Produced	64,124,000	55,041,000
7.06	Transferred Added Value	1,691,000	1,633,000
7.06.01	Share of Profit of Equity-Accounted Investments	511,000	612,000
7.06.02	Finance Income	1,101,000	933,000
7.06.03	Others	79,000	88,000
7.07	Total Added Value to be Distributed	65,815,000	56,674,000
7.08	Distribution of Added Value	65,815,000	56,674,000
7.08.01	Employee Compensation	7,228,000	7,753,000
7.08.01.01	Salaries	4,346,000	4,854,000
7.08.01.02	Fringe Benefits	2,556,000	2,535,000
7.08.01.03	Unemployment Benefits (FGTS)	326,000	364,000
7.08.02	Taxes and Contributions	35,079,000	27,286,000
7.08.02.01	Federal	23,636,000	15,941,000
7.08.02.02	State	11,213,000	11,194,000
7.08.02.03	Municipal	230,000	151,000
7.08.03	Return on Third-Party Capital	16,383,000	16,828,000
7.08.03.01	Interest	9,962,000	10,219,000
7.08.03.02	Rental Expenses	6,421,000	6,609,000
7.08.04	Return on Shareholders' Equity	7,125,000	4,807,000
7.08.04.03	Retained Earnings / (Losses) for the Period	6,961,000	4,449,000
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	164,000	358,000

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

1.	The Company and its operations

Petróleo Brasileiro S.A. (Petrobras), hereinafter referred to as “Petrobras” or “Company,” is a partially state-owned enterprise, controlled by the Brazilian Federal Government, of indefinite duration, governed by the terms and conditions under the Brazilian Corporate Law (Law 6,404 of December 15, 1976), Law 13,303 of June 30, 2016 and its Bylaws.

The Company aims to enter a market tier called Level 2 at the Brazilian stock exchange (B3), a market tier that requires a high level of corporate governance standards. If it becomes part of the Level 2 market tier, the Company, its managers and fiscal council members will also be subject to provisions set out in the Level 2 Regulation (Regulamento de Listagem do Nível 2 de Governança Corporativa da Brasil Bolsa Balcão – B3).

The provisions of the Level 2 Regulation shall prevail over statutory provisions, in the event of damage to the rights of investors of public offers provided for in the Company's Bylaws, except for the provisions of articles 30 (paragraphs 4 and 5) , 40 (paragraphs 3 and 4) and 58.

The Company is dedicated to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities.

Petrobras may perform any of the activities related to its corporate purpose, directly, through its wholly owned subsidiaries, controlled companies, alone or through joint venture with third parties, in Brazil or abroad.

Petrobras may have its activities, provided they are in compliance with its corporate purpose, guided by the Brazilian Federal Government to contribute to the public interest that justified its creation, aiming to meet the objectives of the national energy policy.

The Brazilian Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when:

I – established by law or regulation, as well as under provisions of agreements with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and

II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan.

Moreover, in the event of the Brazilian Federal Government guide the Company to meet the public interest under conditions different from market conditions, the Company’s Finance Committee and Minority Shareholders Committee, exercising their advisory role to the Board of Directors, shall assess and measure the difference between such market conditions and the operating result or economic return of the transaction, based on technical and economic criteria for investment valuation and specific operating costs and results under the Company's operations, In this case, for every financial year, the Federal Government shall compensate the Company.

2.	Basis of preparation and presentation of financial statements

The consolidated and individual (Parent Company) financial statements have been prepared and are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and with the pronouncements issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) and released by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM).

This interim financial information presents the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and presents the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance, complemented by certain information of the Parent Company. Certain information about the parent company is also included. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2017, which include the full set of notes.

The Company’s Board of Directors, in a meeting held on May 7, 2018, authorized the issuance of these consolidated interim financial information.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

3.	The “Lava Jato (Car Wash) investigation” and its effects on the Company

In the third quarter of 2014, the Company wrote off R$ 6,194 (R$ 4,788 in the Parent Company) of capitalized costs representing amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years. For additional information about this write off and its approach to estimate amounts overpaid by the Company, see note 3 to the audited consolidated financial statements ended December 31, 2017.

On the preparation of these unaudited interim financial statements ended March 31, 2018, the Company has not identified any additional information that would affect the adopted calculation methodology to write off the amounts overpaid. The Company has monitored the progress of investigations by Brazilian authorities under the Lava Jato Operation, as well as an internal investigation carried out by independent law firms. The Company will continue to monitor these investigations for additional information and will review their potential impact on the adjustment made.

We have been formally recognized as a victim of the crimes identified under the Lava Jato investigation by the Brazilian Federal Prosecutor’s Office, the lower court hearing the case and by the Brazilian Supreme Court. As a result, we have entered into 45 criminal proceedings as an assistant to the prosecutor. In addition, we have entered into four criminal proceedings as an interested party. We have also renewed our commitment to continue cooperating with authorities to clarify the issues and report them regularly to our investors and to the public in general.

In addition, the Company has been taking the necessary procedural steps to seek compensation for damages suffered from the improper payments scheme, including those related to its reputation.

Accordingly, the Company joined 15 public civil suits addressing acts of administrative misconduct filed by the Brazilian Public Prosecutor’s Office and the Federal Government, including demands for compensation for reputation damages.

To the extent that any of the proceedings resulting from the Lava Jato investigation involve leniency agreements or plea agreements for return of funds, the Company may be entitled to receive a portion of such funds. Nevertheless, the Company is unable to reliably estimate further recoverable amounts at this moment. Any future recoverable amount will be recognized as income when received or when their economic benefits become virtually certain.

The total funds collected through March 31, 2018 under the Lava Jato investigation amounted to R$ 1,477 (R$ 1,476 through December 31, 2017).

3.1.	Investigations involving the Company

Petrobras is not a target of the Lava Jato investigation and is formally recognized as a victim of the improper payments scheme by the Brazilian Authorities.

On November 21, 2014, Petrobras received a subpoena from the U.S. Securities and Exchange Commission (SEC) requesting certain documents and information about the Company with respect to, among other things, the Lava Jato investigation and any allegations regarding a violation of the U.S. Foreign Corrupt Practices Act. The U.S. Department of Justice (DoJ) is conducting a similar inquiry, and the Company is cooperating with both investigations and intends to continue to do so, working with the independent Brazilian and U.S. law firms that were hired to conduct an independent internal investigation. The investigations carried out by the SEC and DoJ may require the Company to pay penalties or provide other financial relief, or consent to injunctions or orders on future conduct or suffer other penalties.

The inquiries carried out by these authorities remain ongoing, and to date it is not possible to estimate their duration, scope or results. Accordingly, the Company is unable to make a reliable estimate about amounts and probability of penalties that may be required or if other financial relief may be provided in connection with any SEC or DoJ investigation.

On December 15, 2015, the State of São Paulo Public Prosecutor’s Office issued the Order of Civil Inquiry 01/2015, establishing a civil proceeding to investigate the existence of potential damages caused by Petrobras to investors in the stock market. The Company has provided all relevant information required by the authorities.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

4.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2017, except for the changes arising from the adoption of IFRS 9 - Financial Instruments, IFRS 15 - Revenue from Contracts with Customers and IFRIC 22 Foreign Currency Transactions and Advance Consideration. The provisions under these standards and interpretation became effective on January 1, 2018.

4.1.	IFRS 9 - Financial Instruments (CPC 48 - Instrumentos Financeiros)

IFRS 9 establishes, among others, new requirements for classification and measurement of financial assets, measurement and recognition of impairment of financial assets, changes in the terms of financial assets and liabilities, hedge accounting and disclosure.

As permitted by IFRS 9, the company did not restate prior periods with respect to classification and measurement (including impairment and modification of financial assets and liabilities) changes. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 were recognized at January 1, 2018 in retained earnings within equity. Information on the consolidated impacts is presented below:

Item of Consolidated Statement of Financial Position	Balance at 12.31.2017	Adjustment by initial application of IFRS 9	Note	Balance at 01.01.2018
Current assets
Trade and other receivables, net	16,446	(341)	4.1.3	16,105
Non-current assets
Trade and other receivables, net	17,120	(64)	4.1.3	17,056
Deferred income taxes	11,373	484		11,857
Others	10,202	(7)	4.1.3	10,195
Current liabilities
Finance debt	23,160	3	4.1.2	23,163
Others	8,298	(23)	4.1.3	8,275
Non-current liabilities
Finance debt	337,564	1,175	4.1.2	338,739
Equity
Accumulated other comprehensive deficit	(21,268)	(67)	4.1.1	(21,335)
Retained earnings	-	(989)		(989)
Non-controlling interests	5,624	(51)		5,573

The new hedge accounting requirements were applied prospectively. The cash flow hedge relationships of highly probable future exports for the purposes of IAS 39 were considered as hedges for IFRS 9 purposes, since they also qualify for hedge accounting in accordance with the new standard.

The main accounting policies following the adoption of IFRS 9 at January 1, 2018 are shown below:

4.1.1.	Classification and measurement of financial assets

Financial assets are generally classified and subsequently measured based on the business model in which assets are managed and their contractual cash flow characteristics, as follows:

•

Amortised cost: when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and the business model’s objective is to hold financial assets in order to collect contractual cash flows;

•

Fair value through other comprehensive income: i) when the contractual terms of a debt instrument give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding and the business model’s objective to collect contractual cash flows and sell financial assets; and ii) equity instruments not held for trading purposes for which the Company has made an irrevocable election in their initial recognition to present changes in fair value in other comprehensive income rather than within profit or loss; and

•	Fair value through profit or loss: if the financial asset does not meet the criteria for the two aforementioned categories.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

The table below presents comparative information of marketable securities between the former classification and measurement in accordance with IAS 39 and the current requirements following the effectiveness of IFRS 9:

Classification according to CPC 38 / IAS 39	Carrying amount according to CPC 38 / IAS 39 at December 31, 2017			Classification according to CPC 48 / IFRS 9	Carrying amount according to CPC 48 / IFRS 9 at January 1, 2018
	In Brazil	Abroad	Total		In Brazil	Abroad	Total
Trading securities	3,531	-	3,531	Fair value through profit or loss	4,222	−	4,222
Available-for-sale securities	505	2,015	2,520	Fair value through other comprehensive income	42	2,015	2,057
Held-to-maturity securities	397	-	397	Amortised cost	169	-	169
	4,433	2,015	6,448		4,433	2,015	6,448

4.1.2.	Modification of contractual cash flows

When the contractual cash flows of a financial liability measured at amortized cost are renegotiated or modified and this change is not substantial, its gross carrying amount should reflect the discounted present value of its cash flows under the new terms using the original effective interest rate. The difference between the book value immediately prior to such modification and the new gross carrying amount is recognized as gain or loss in profit or loss.

4.1.3.	Impairment of financial assets

An allowance for expected credit losses is recognized on a financial asset that is measured at amortized cost, including lease receivables, and on financial assets measured at fair value through other comprehensive income.

The Company measures expected credit losses for short-term trade receivables using a provision matrix based on unadjusted historical observed default rates when such information represents the best estimate, or such information adjusted by current and forward-looking information available without undue cost or effort.

The Company measures the allowance for expected credit losses of other financial assets based on their 12-month expected credit losses. However, whenever their credit risks have increased significantly since their initial recognition, the allowance for expected credit losses is based on their lifetime expected credit losses.

Significant increase in credit risk since initial recognition

When determining whether there has been a significant increase in credit risk, the Company compares the risk of default on initial recognition and at the reporting date by using certain indicators, such as the actual or expected significant change in the financial instrument’s external credit rating and information on payment delays.

Regardless of the assessment of significant increase in credit risk, a delinquency period of 30 days past due triggers the definition of significant increase in credit risk on a financial asset, unless otherwise demonstrated by reasonable and sustainable information.

The Company assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is considered to have low credit risk at the reporting date. The financial instrument has a low credit risk in case of low risk of default, the counterparty has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations. The Company determines if a financial instrument has low credit risk based on external credit ratings or internal methodologies.

Definition of default

The Company assumes that a default occurs whenever financial assets are at least 90 days past due and or the counterparty does not comply with the legal obligation to pay its debts when due.

Measurement of expected credit losses

The measurement of credit loss comprises the difference between all contractual cash flows that are due to the Company and all the cash flows that the Company expects to receive, discounted at the original effective interest rate weighted by the probability of default.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

The probability of default, losses (the magnitude of the loss if a default occurs) and exposure to default are factored into the measurement of the expected credit loss.

The evaluation of default probability takes into account data of the main credit rating agencies, as well as internal valuation methodologies. The loss due to a default also takes into account the probability of expected cash flows from collateral (collateral assets) and other credit enhancements that are part of the contractual terms, less the costs of obtaining and selling that collateral. Exposure to default comprises the gross carrying amount of the financial asset at the reporting date.

Disclosure

The Company recognizes in profit or loss the impairment on financial assets measured at amortized cost.

4.1.4.	Hedge Accounting

At inception of the hedge relationship, the Company documents its objective and strategy, including identification of the hedging instrument, the hedged item, the nature of the hedged risk and evaluation of hedge effectiveness requirements. The hedge relationship meets all of the hedge effectiveness requirements when:

•	An economic relationship exists between the hedged item and the hedging instrument;
•	The effect of credit risk does not dominate the value changes that result from the economic relationship; and
•

The hedge ratio is the same as that resulting from the quantity of the hedged item that the Company actually hedges and the quantity of the hedging instrument that the Company uses to hedge that quantity of hedged item.

The Company applies cash flow hedge accounting for certain transactions. Hedging relationships qualify for cash flow hedges when they involve the hedging of exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that may impact the statement of income.

Gains or losses relating to the effective portion of such hedges are recognized in other comprehensive income within equity and recycled to the statement of income in finance income (expense) in the periods when the hedged item affects the statement of income. The gains or losses relating to the ineffective portion are immediately recognized in finance income (expense).

When the hedging instrument expires or settled in advance or no longer meets the criteria for hedge accounting, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income from the period when the hedge was effective is recorded separately in equity until the forecast transaction occurs. When the forecast transaction is no longer expected to occur, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is immediately reclassified from equity to the statement of income.

In addition, when a financial instrument designated as a hedging instrument expires or settled, the Company may replace it with another financial instrument in a manner such that the hedge relationship continues to occur. Likewise, whenever a hedged transaction effectively occurs, its financial instrument previously designated as a hedging instrument may be designate for a new hedge relationship.

4.2.	IFRS 15 - Revenue from Contracts with Customers (CPC 47 - Receita de Contrato com Cliente)

The company has determined when and by what amounts revenue from contracts with customer should be recognized according to the following five step approach: 1) identify the contract with a customer; 2) identify the separate performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the separate performance obligations in the contract, 5) recognize revenue when the entity satisfies a performance obligation. A performance obligation is satisfied when the customer obtains control of that good or service.

For the purposes of the transition requirements, the Company applied this standard retrospectively with the cumulative effect of its application recognized at its effective date within retained earnings. However, the changes arising from the adoption of IFRS 15 only affected the way certain revenues from contracts with customers are disclosed within the statement of income and did not affect net income. Accordingly, there were no impacts within retained earnings (equity).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

The following table presents the impacts of adoption of this standard for the first quarter of 2018:

		Initial application of IRFS 15 / CPC 47
	Amount at 03.31.2018	Agent	Breakage)	Others	Amount without effects of initial application of IRFS 15 / CPC 47 at 03.31.2018
Sales revenues	74,461	1,907	(221)	(77)	76,070
Cost of sales	(47,688)	(1,907)	196	−	(49,399)
Gross profit	26,773	−	(25)	(77)	26,671
Income and expenses	(8,958)	−	25	77	(8,856)
Income before finance income, results in equity-accounted investments and income taxes	17,815	−	−	−	17,815

The Company acting as an agent

In accordance with accounting policies at December 31, 2017, the Company was regarded as the principal in certain transactions. Therefore, the revenues from these sales, cost of the product sold and sales expenses were presented separately in the statement of income. However, under the new standard’s requirements, the Company acts as an agent because it does not obtain control of goods or services provided by another party before it is transferred to the customer. From January 1, 2018, revenues from these sales have been presented in the statement of income net of their cost of sales and sales expenses.

Non-exercised right Income (breakage)

In accordance with accounting policies at December 31, 2017, the Company regarded the income from rights not exercised by customers in certain take or pay and ship or pay contracts as penalties revenue and presented it as other income and expenses in the statement of income. However, according to the new standard’s requirements, the Company has accounted for and presented its income from rights not exercised by customers as sales revenues in the statement of income, as from January 1, 2018.

4.3.	IFRIC 22 Foreign Currency Transactions and Advance Consideration

Based on the transition provisions of IFRIC 22, the Company has applied the new requirements prospectively from January 1, 2018. IFRIC 22 clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration.

5.	Accounting estimates

The preparation of interim financial statements requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates and assumptions include oil and gas reserves and their impacts to other parts of the financial statements, the main assumptions and cash-generating units identified for impairment testing of assets, pension and medical benefits liabilities, provisions for legal proceedings, dismantling of areas and environmental remediation, deferred income taxes, cash flow hedge accounting and impairment of trade receivables. Although our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

Except for the impairment of trade receivables estimate, which has been based on the expected credit losses model since the effectiveness of IFRS 9 at January 1, 2018 (see note 4.1.3), information on those accounting estimates is presented in note 5 to the Company’s annual financial statements for the year ended December 31, 2017.

The Company uses judgment for inputs and assumptions, such as risk of default, the determination of whether or not there has been a significant increase in credit risk and expectation of recovery, that are factored into the estimate of expected credit losses.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

6.	Cash and cash equivalents and Marketable securities

Cash and cash equivalents

	Consolidated
	03.31.2018	12.31.2017
Cash at bank and in hand	5,989	5,193
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	5,629	3,889
Other investment funds	672	57
	6,301	3,946
- Abroad
Time deposits	24,706	20,632
Automatic investing accounts and interest checking accounts	24,538	37,337
U.S. Treasury bills	−	−
Other financial investments	4,828	7,386
	54,072	65,355
Total short-term financial investments	60,373	69,301
Total cash and cash equivalents	66,362	74,494

The principal uses of funds in the first quarter of 2018 were for debt service obligations (R$ 49,865), including pre-payment of debts, and acquisition of PP&E and intangibles assets (R$ 9,919). The uses of funds were principally provided by operating activities (R$ 22,218), proceeds from financing (R$ 19,258) and disposal of assets (R$ 7,502).

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds and related repo investments that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

Expected credit losses on cash and cash equivalents were not material at March 31, 2018.

Marketable securities

	Consolidated
	03.31.2018			01.01.2018
	In Brazil	Abroad	Total	In Brazil	Abroad	Total
Fair value through profit or loss	3,905	−	3,905	4,222	−	4,222
Fair value through other comprehensive income	40	−	40	42	2,015	2,057
Amortised cost	171	−	171	169	−	169
Total	4,116	−	4,116	4,433	2,015	6,448
Current	3,905	−	3,905	4,222	2,015	6,237
Non-current	211	−	211	211	−	211

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are mostly classified as current assets due to their maturity or the expectation of their realization in the short term.

At March 31, 2018, expected credit losses on marketable securities measured at amortised cost or fair value through other comprehensive income were immaterial. In addition, the amounts of marketable securities at December 31, 2017 classified by categories in accordance with the former accounting practice (IAS 39) are presented in note 4.1.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

7.	Trade and other receivables
7.1.	Trade and other receivables, net
Inglês
	Consolidated
	03.31.2018	12.31.2017
Third parties	21,880	23,138
Related parties
Investees (note 17.8)	1,647	1,752
Receivables from the electricity sector (note 7.4) (*)	17,544	17,362
Petroleum and alcohol accounts - receivables from Brazilian Government	829	829
Finance lease receivables	1,803	1,818
Receivables from divestment in Nova Transportadora do Sudeste	2,922	2,885
Other receivables	5,682	5,449
	52,307	53,233
Expected credit losses - ECL	(20,552)	(19,667)
Total	31,755	33,566
Current	15,631	16,446
Non-current	16,124	17,120

(*) It includes the amount of R$ 764 at March 31, 2018 (R$ 795 at December 31, 2017) regarding finance lease receivable from AME-D.

Trade and other receivables were previously classified as loans and receivables in accordance with former IAS 39. As set out in note 4.1.3, following the adoption of IFRS 9, such assets are currently classified as measured at amortised cost, except for certain receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit and loss and amounts to R$ 153.

7.2.	Trade receivables overdue - Third parties
	Consolidated
	03.31.2018	12.31.2017
Up to 3 months	1,456	1,972
From 3 to 6 months	201	171
From 6 to 12 months	277	275
More than 12 months	11,948	11,819
Total	13,882	14,237

7.3.	Changes in allowance for expected credit losses
	Consolidated
	03.31.2018	12.31.2017
Opening balance	19,667	17,682
Initial application of IFRS 9	405	0
Additions	464	2,269
Write-offs	(20)	(349)
Cumulative translation adjustment	36	65
Closing balance	20,552	19,667
Current	7,147	6,842
Non-current	13,405	12,825

For the first quarter of 2017, the Company had a net impairment reversal of trade receivables in the amount of R$ 6.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

7.4.	Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)
	Consolidated
	12.31.2017	Sales	Amounts received	Transfers (*)	Write-offs	Allowance for expected credit losses	Interest	03.31.2018
Related parties (Eletrobras Group)
Eletrobras Distribuição Amazonas - AME-D	8,480	48	(699)	654		(334)	194	8,343
Centrais Elétricas de Rondônia - CERON	1,244	−	(6)	−		−	6	1,244
Others	366	1	(21)	−	−	11	5	362
Subtotal	10,090	49	(726)	654	−	(323)	205	9,949
Third parties
Cia de Gás do Amazonas - Cigás	467	1,065	(271)	(654)		(85)	−	522
Centrais Elétricas do Pará - Celpa	9	51	(55)		−	−	−	5
Others	28	143	(142)		−	−	−	29
Subtotal	504	1,259	(468)	(654)	−	(85)	−	556
Trade receivables, net	10,594	1,308	(1,194)	−	−	(408)	205	10,505

Trade receivables - Eletrobras Group	17,362	49	(726)	654	−		205	17,544
(-) Allowance for expected credit losses	(7,272)					(323)		(7,595)
Subtotal	10,090	49	(726)	654	−	(323)	205	9,949
Trade receivables - Third parties	1,576	1,259	(468)	(654)	−		−	1,713
(-) Allowance for expected credit losses	(1,072)					(85)		(1,157)
Subtotal	504	1,259	(468)	(654)	−	(85)	−	556
Trade receivables - Total	18,938	1,308	(1,194)	−	−	−	205	19,257
(-) Allowance for expected credit losses	(8,344)	−	−	−	−	(408)	−	(8,752)
Trade receivables, net	10,594	1,308	(1,194)	−	−	(408)	205	10,505
(*) Transfer of overdue receivables from Cigás to AME-D, pursuant to the purchase and sale agreement of natural gas (upstream and downstream) entered into by Petrobras, Cigás and AME-D.

The Company supplies fuel oil, natural gas, and other products for thermoelectric power generated and distributed by entities controlled by Eletrobras and independent electricity producers (Produtores Independentes de Energia – PIE) that operate in the city of Manaus and in the isolated electricity system in the northern region of Brazil, as the Brazilian National Interconnected Power Grid (Sistema Interligado Nacional) has not yet met the demand for electricity in this area.

The total cost of power generation to Manaus and the isolated electricity system includes the costs of products supplied by the Company. Local consumers partially cover these costs based on a threshold comprising the average cost of the energy and potency traded in the Regulated Procurement Environment (Ambiente de Contratação Regulada – ACR). Most of the funds for the payment for these costs comes from the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), a component of the Brazilian Energy Development Account (Conta de Desenvolvimento Energético ‐ CDE).

The regulation of CCC and CDE underwent some changes in the last few years, notably the ones arising from Provisional Measure 579/2012, signed into Law No. 12,783/2013, and to Provisional Measure 735/2016, signed into Law No. 13,360/2016.

These changes, along with administrative issues and supervision procedures carried out run by the Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica - ANEEL) over these accounts and its beneficiaries (entities controlled by Eletrobras) caused instability and decrease in amount of funds transferred from CCC since 2013, which increased the default rate of those customers to the Company.

As a result, on December 31, 2014, the Company entered into debt acknowledgement agreements concerning the balance of its receivables as of November 30, 2014 with the following subsidiaries of Eletrobras: Eletroacre, Ceron and Boa Vista. Eletrobras acknowledged it owed R$ 8,601 to the Company, of which R$ 7,380 were collateralized by payables from the CDE to the CCC. This amount has been adjusted by the Selic interest rate (Brazilian short-term interest rate) on a monthly basis and the first of 120 monthly installments was paid in February 2015. Despite some periodic delays, these payments have continued.

The payables from the CDE to the CCC are supported by a debt acknowledgement agreement between both parties, which was duly authorized by the Brazilian Ministry of Mines and Energy through the Interministerial Ordinance No. 652/2014. This agreement was recognized by this authority and valued at R$ 8,126 (R$ 6,560 pursuant to Resolution 504 and R$ 1,566 to Resolution 952).

The contractual amortization clauses in the debt acknowledgement agreements between the Company and subsidiaries of Eletrobras establish the payment of 15% of the amount of renegotiated debt within 36 months and the remaining 85% to be paid in 84 installments beginning in January 2018. Therefore, the Company expects the balance of trade receivables from the electricity sector will decrease from 2018 onwards, which did not happen until December 31, 2017 due to the characteristics of its initial amortizations along with its indexation.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Accordingly, the Company has adopted measures to reduce the default rate, such as judicial collection of overdue receivables, suspension of fuels supply on credit, register of these entities as delinquent companies in the CADIN (Registry of Delinquent Credits of Federal Agencies and Entities) and in ANEEL records. ANEEL canceled this registration alleging fuel purchases are non-intra sector debt. The Company had appealed the ANEEL decision and the authority denied it.

Pursuant to judicial decisions rendered on March 30, 2017, April 19, 2017 and September 29, 2017, Petrobras has supplied natural gas to AME-D as the Judiciary had assumed that the electricity supply to the population is more relevant than the economic interest of the Company. Accordingly, in the first quarter of 2018 the Company accounted for allowances for expected credit loss totaling R$ 408 primarily due to such supply.

Considering the restructuring changes of the electricity sector in the last few years, the Company expected a decrease on defaults rates, which actually had not occurred. According to the provisions approved at Eletrobras’ Shareholder’s General Meeting, held on February 8, 2018, the process of privatization of power distributors controlled by Eletrobras is ongoing and the Company made negotiations with Eletrobras aiming at reaching an agreement that would resolve disputes and mitigate future defaults concerning receivables from the sale of natural gas.

During April 2018, the Company intensified the aforementioned negotiations and, on April 30, 2018, reached an agreement with the Eletrobras group, which made possible a new structure of collateralization related to the debt acknowledged agreements signed on December 31, 2014, the signing of new debt acknowledged agreements collateralized by Eletrobras and debt assumption instruments with respect to oil products supply.

See note 32 for detailed information on such agreements.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

8.	Inventories
	Consolidated
	03.31.2018	12.31.2017
Crude oil	13,228	12,065
Oil products	8,947	9,309
Intermediate products	2,048	2,027
Natural gas and LNG (*)	315	222
Biofuels	696	572
Fertilizers	122	83
Total products	25,356	24,278
Materials, supplies and others	4,005	3,803
Total	29,361	28,081

(*) LNG - Liquefied Natural Gas

The amount of inventories is presented net of reduction to net realizable value, primarily due to changes in international prices of crude oil and oil products. In the three-month period ended March 31, 2018, there is a R$ 60 reduction to net realizable value (R$ 71 reduction in the same period of 2017).

At March 31, 2018, the Company had pledged crude oil and oil products volumes as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008, in the amount of R$ 14,187 (R$ 13,454 as of December 31, 2017), as set out in note 20.1.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

9.	Disposal of Assets and other changes in organizational structure

The Company has an active partnership and divestment program, which takes into account opportunities for divestments in several areas in which it operates. The divestment portfolio is dynamic, meaning that market conditions, legal matters and negotiations may affect the Company’s evaluation of ongoing and potential transactions. This program is an essential initiative in the Company’s 2018-2022 Business and Management Plan (2018-2022 BMP) and its decision-making methodology was reviewed and approved by the Brazilian Federal Auditor’s Office (Tribunal de Contas da União – TCU).  For the 2017-2018 period, the target of proceeds from divestments is US$ 21 billion which, along with other initiatives, will enable the Company to converge its net debt to Adjusted EBITDA ratio to 2.5 in December 2018.

9.1.	Disposal of assets

Second installment of the exploratory block BM-S-8 sale

On July 28, 2016 the Board of Directors of Petrobras approved the disposal of the Company’s 66% interest in the exploratory block BM – S-8 to Statoil Brasil Óleo e Gás Ltda, which includes the Carcará area located in the pre-salt of Santos Basin, for the amount of US$ 2.5 billion.

The first installment of US $ 1.25 billion, corresponding to 50% of the transaction value, was received on November 22, 2016, and the remaining amount relates to two contingent payments.

The production sharing agreement with respect to the Norte de Carcará area, entered into by the Brazilian Federal Government, Statoil, Petrogal and Exxon, was made official on February 2, 2018 through the Brazilian Federal Register (official gazette). This fact completed the conditions precedent for the second payment of the exploratory block BMS-8. Accordingly, the Company received US$ 300 on March 21, 2018 and accounted it for within other income and expenses.

The third installment of this sale, in the amount of US$ 950 million, is still pending of certain future events related to the signing of a unitization agreement.

Disposal of Liquigás

On November 17, 2016 the Company’s Board of Directors approved the disposal of its wholly-owned subsidiary Liquigás Distribuidora S.A, a group entity from the RT&M business segment (Refining, Transportation and Marketing), to Companhia Ultragaz S.A., a subsidiary of Ultrapar Participações S.A. In January 2017, this sale was approved at Ultrapar’s and Petrobras’ Shareholders’ Meetings in the amount of R$ 2,666.

According to an official statement released by the General Superintendence of CADE (SG) on June 30, 2017, additional diligence was required in order to make a decision regarding on market concentration aspects of this sale. On August 28, 2017, the SG reported some concerns about market concentration that may result from this transaction and submitted its opinion to the CADE court.

Based on pending conditions precedent to the transaction at December 31, 2017, including CADE approval, the related assets and liabilities remained classified as held for sale at that date.

On February 28, 2018, the CADE court ruled on this matter and dismissed this sale. The sales and purchase agreement was subject to a termination clause providing for compensation to the Company in case of such decision. Accordingly, the Company received R$ 286 on March 13, 2018 and the related assets and liabilities are no longer classified as held for sale at March 31, 2018.

Disposal of Suape and Citepe petrochemical plants

On December 28, 2016, the Company’s Board of Directors approved the disposal of the interests in the wholly-owned subsidiaries Companhia Petroquímica de Pernambuco (PetroquímicaSuape) and Companhia Integrada Têxtil de Pernambuco (Citepe), both from the RT&M business segment, to Grupo Petrotemex S.A. de C.V. and to Dak Americas Exterior, S.L., both subsidiaries of Alpek, S.A.B. de C.V., which is a company from Grupo Alfa S.A.B. de C.V. (a Mexican public company), in the amount of US$ 385 million, to be disbursed at the transaction closing, subject to adjustments relating to working capital, net debt and recoverable taxes.

This transaction was approved at Petrobras’ Shareholders’ Meeting on March 27, 2017.

On February 7, 2018, the CADE approved this transaction provided the execution of an Agreement on Concentration of Control (Acordo de Controle de Concentração – ACC).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Due to some customary conditions precedent, the assets and liabilities in the scope of this transaction remained classified as held for sale at March 31, 2018.

On April 30, 2018, this transaction was completed with the payment of R$ 1,523 after adjustments and the fulfillment of all conditions precedent established in the purchase and sale agreement.

Strategic alliance with Total

On December 21, 2016, the Company entered into a master agreement with Total, in connection with the Strategic Alliance established in the Memorandum of Understanding signed on October 24, 2016. Accordingly, certain E&P assets were classified as held for sale at December 31, 2016 due to the share of interests established in this agreement, as described below:

•

Transfer of the Company’s 22.5% stake in the concession area named as Iara, comprising Sururu, Berbigão and West of Atapu fields, which are subject to unitization agreements with Entorno de Iara (an area under the Assignment Agreement in which the Company holds 100% and is located in the Block BM-S-11). The Company will continue to operate the block;

•	Transfer of the Company’s 35% stake in the concession area of Lapa field, located in the Block BM-S-9. Total will also become the operator and the Company will retain a 10% interest in this area; and
•

Transfer of the Company’s 50% interests in Termobahia S.A, including the power plants Celso Furtado and Rômulo Almeida. In 2016, the Company recognized an impairment loss on this transaction in the amount of R$ 156.

On February 28, 2017, the Company and Total signed purchase and sale agreements with respect to the aforementioned assets. Total will pay to the Company the amount of US$ 1,675 million in cash for assets and services, subject to price adjustments, as well as contingent payments in the amount of US$ 150 million, associated with the production volume in Lapa field. In addition, a long-term line of credit in the amount of US$ 400 million will be provided by Total, which may be used to fund the Company’s investments in the Iara fields.

The aforementioned agreements supplement the ones already executed on December 21, 2016, such as: (i) the Company’s preemptive right to purchase a 20% interest in block 2 of the Perdido Foldbelt area, in the Mexican sector of the Gulf of Mexico, (ii) the joint exploration studies in the exploratory areas of Equatorial Margin and in Santos Basin; and (iii) the Technological partnership agreement in the areas of digital petrophysics, geological processing and subsea production systems.

On January 15, 2018, Petrobras and Total closed the aforementioned transfers of interests of Iara and Lapa fields, after performing all conditions precedent to this transaction.

This transaction totaled US$ 1.95 billion, including price adjustments, but not including the long-term line of credit and the contingent payments. Accordingly, the Company recognized R$ 2,236 as other income and expenses in the first quarter of 2018.

The closing of the power plants deal is still subject to approval by the relevant authorities and other customary conditions precedent and the assets and liabilities thereof remained classified as held for sale at March 31, 2018.

Sale of Azulão field

On November 22, 2017, the Company entered into an agreement with Parnaíba Gás Natural S.A., a subsidiary of Eneva S.A, concerning the assignment of its entire participation in the Azulão Field (Concession BA-3), located in the state of Amazonas, in the amount of US$ 54.6.

At March 31, 2018, the completion of this deal was subject to the fulfillment of usual conditions precedent, therefore, the related assets and liabilities remained classified as held for sale at that date.

This transaction was concluded on April 30, 2018 upon fulfillment of the conditions precedent, adjustments set forth in the agreement and payment of US$ 56.5 to the Company.

Strategic alliance with Statoil

On December 18, 2017, the Company entered into agreements with the Norwegian company Statoil relating to the assets of the strategic partnership, in continuity with the Heads of Agreement (“HoA”) signed and disclosed on September 29, 2017. The main signed contracts are:

(i) Strategic Alliance Agreement ("SAA") - agreement describing all documents related to the strategic partnership, covering all negotiated initiatives.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

(ii) Sale and Purchase Agreement ("SPA") - sale of 25% of Petrobras’ interest in the Roncador field to Statoil.

(iii) Strategic Technical Alliance Agreement ("STAA") - strategic agreement for technical cooperation aiming at maximizing the value of the asset and focusing on increasing the recoverable oil volume (recovery factor), including the extension of the useful life of the field;

(iv) Gas Term Sheet - Statoil may hire a certain processing capacity of natural gas at the Cabiúnas Terminal (TECAB) for the development of the BM-C-33 area, where the companies already are partners and Statoil is the operator.

The strategic alliance, among other goals, aims at applying the Statoil’s expertise in mature fields in the North Sea towards increasing the recovery factor of Roncador field. Accordingly, the parties signed the STAA for technical cooperation and the joint development of projects.

The SPA has a total amount of US$ 2.9 billion, made up of US$ 118 million paid at the signature date of the agreement, contingent payments relating to investments in projects to increase the recovery factor of the field, limited to US$ 550 million, and the remaining amount will be paid at the transaction closing. Accordingly, the related assets and liabilities remained classified as held for sale at December 31, 2017 and, as a result, an impairment charge of R$ 1,314 was recognized in December 2017.

On March 13, 2018, the CADE approved this transaction. However, its closing still depends on the fulfillment of other conditions precedent, such as the approval of ANP. Therefore, the related assets and liabilities remained classified as held for sale at March 31, 2018.

9.2.	Assets classified as held for sale

The major classes of assets and liabilities classified as held for sale are shown in the following table:

	Consolidated
	03.31.2018					12.31.2017
	E&P	Distribution	RT&M	Gas & Power	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	−	−	29	−	29	26
Trade receivables	4	−	281	−	285	540
Inventories	−	−	306	−	306	423
Investments	−	−	−	−	−	17
Property, plant and equipment	9,954	12	55	315	10,336	15,562
Others	−	−	690	−	690	1,024
Total	9,958	12	1,361	315	11,646	17,592

Liabilities on assets classified as held for sale
Trade Payables	46	−	107	−	153	334
Finance debt	−	−	−	−	−	−
Provision for decommissioning costs	286	−	−	−	286	563
Others	−	−	54	−	54	398
Total	332	−	161	−	493	1,295

As of March 31, 2018, the amounts refer to assets and liabilities classified as held for sale following the approvals of the disposal of Petroquímica Suape and Citepe, as well as interests in the thermoelectric power generation plants Rômulo Almeida and Celso Furtado, 25% of Roncador field and entire interest in Azulão field. At December 31, 2017, the amounts also comprise assets and liabilities pertained to Liquigás and the concession areas named as Iara and Lapa.

9.3.	Other changes in organizational structure

Sale and merger of Nova Fronteira Bioenergia

On December 15, 2016, the Company’s wholly-owned subsidiary PBIO (biofuels business segment) entered into an agreement with the São Martinho group to merge PBIO’s interests in Nova Fronteira Bioenergia S.A. (49%) into São Martinho.

On February 23, 2017, São Martinho granted to PBIO additional 24 million of its common shares, corresponding to 6.593% of its total capital. These shares were accounted for as available-for-sale securities.

On December 27, 2017, the Extraordinary General Shareholder’s Meeting of PBIO approved the sale of these shares through a block trade.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

On February 16, 2018, PBIO disposed, through a public auction held in the Brazilian stock exchange (B3), these 24 million of shares, at the share price of R$ 18.51. The settlement of the transaction occurred on February 21, 2018, closing the complete disposal of PBIO’s interests in São Martinho’s capital.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

10.	Investments
10.1.	Changes in investments (Parent Company)
	Balance at 12.31.2017	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments (*)	Cumulative translation adjustments (CTA)	Other comprehensive results	Dividends	Balance at 03.31.2018
Subsidiaries
PNBV	87,093	−	(146)	2,145	461	−	−	89,553
PIB BV (**)	25,290	3,107	(580)	(1,159)	429	−	−	27,087
TAG	12,347	−	−	453	−	181	−	12,981
BR Distribuidora	5,986	−	(126)	174	−	−	(275)	5,759
Transpetro	4,102	−	−	52	5	−	−	4,159
PB-LOG	2,937	−	−	181	−	−	(352)	2,766
PBIO	1,490	−	−	25	−	−	−	1,515
Gaspetro	994	−	−	45	−	−	−	1,039
Breitener	678	−	−	15	−	−	(6)	687
Logigás	621	−	−	76	−	−	−	697
Araucária Nitrogenados	175	−	−	(63)	−	−	−	112
Termomacaé Ltda	86	−	−	(73)	−	−	−	13
Liquigás	−	−	1,070	(34)	−	−	−	1,036
Other subsidiaries	1,041	−	18	22	(3)	2	(135)	945
Joint operations	223	−	−	12	−	−	−	235
Joint ventures	264	2	8	18	−	−	(6)	286
Associates	−	−	−	−	−	−	−	−
Nova Transportadora do Sudeste - NTS	1,094	−	−	46	−	−	(52)	1,088
Other associates	4,916	−		387	(40)	191	−	5,454
	149,337	3,109	244	2,322	852	374	(826)	155,412
Other investments	19	−	−	−	−	−	−	19
	149,356	3,109	244	2,322	852	374	(826)	155,431
Provision for losses in subsidiaries				(23)
Results in investees transferred to assets held for sale				(15)
Results in equity-accounted investments and other comprehensive income				2,284
(*) It Includes unrealized profits from transactions between companies.
(**) The investments were made, mainly, for debt repayments.

The initial application of IFRS 9 changed the investment in subsidiaries PNBV (R$ 146), PIB BV (R$ 580) and BR Distribuidora (R$ 126).

10.2.	Changes in investments in joint ventures and associates (Consolidated)
	Balance at 12.31.2017	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 03.31.2018
Joint Ventures
Petrobras Oil & Gas B.V. - PO&G	4,664	−	−	(1)	10	−	(652)	4,021
State-controlled natural gas distributors	1,140	−	−	74	−	−	(5)	1,209
Compañia Mega S.A. - MEGA	163	−	−	(14)	122	−	−	271
Petrochemical joint ventures	95	−	19	−	−	−	1	115
Other joint ventures	346	21	(12)	11	−	−	(1)	365
Associates								−
Nova Transportadora do Sudeste - NTS	1,094	−	−	46	−	−	(52)	1,088
Petrochemical associates	4,833	−	(2)	384	(40)	191	(5)	5,361
Other associates	158	−	16	11	−	−	(3)	182
Other investments	61	−	1	−	−	−	−	62
Total	12,554	21	22	511	92	191	(717)	12,674

10.3.	Investments in non- consolidated listed companies
	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	03.31.2018	12.31.2017	Type	03.31.2018	12.31.2017	03.31.2018	0
Associate
Braskem S.A.	212,427	212,427	ON	48.85	43.50	10,377	9,241
Braskem S.A.	75,793	75,793	PNA	48.00	42.87	3,638	3,248
						14,015	12,489

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. As of March 31, 2018, the quoted market value of the Company’s investment in Braskem was R$ 14,015 based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

Since July 2017, the Company has been negotiating with Odebrecht S.A. to revise the terms and conditions of the Braskem S.A. Shareholder's Agreement, signed on February 8, 2010. This revision aims to improve Braskem’s corporate governance and the corporate relationship between the parties, with the purpose of creating value for all Braskem shareholders. Negotiations aiming at a corporate restructuring with a unification of Braskem’s shares classes are still ongoing.

Given the operational relationship between Petrobras and Braskem, the recoverable amount of the investment for impairment testing purposes was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

Information on the main estimates used in the cash flow projections to determine the value in use of Braskem is set out in Note 14 to the audited financial statements for the year ended December 31, 2017.

11.	Property, plant and equipment
11.1.	By class of assets
	Consolidated					Parent Company
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Total	Total
Balance at January 1, 2017	22,756	256,571	125,702	166,847	571,876	424,771
Additions	6	3,720	35,232	98	39,056	26,930
Additions to / review of estimates of decommissioning costs	−	−	−	14,617	14,617	14,366
Capitalized borrowing costs	−	−	6,299	−	6,299	4,593
Write-offs	(47)	(19)	(1,745)	(113)	(1,924)	(1,708)
Transfers (****)	1,007	10,406	(24,259)	9,766	(3,080)	546
Depreciation, amortization and depletion	(1,393)	(23,383)	−	(17,115)	(41,891)	(31,793)
Impairment recognition	(470)	(3,041)	(1,842)	(2,895)	(8,248)	(6,516)
Impairment reversal	169	2,698	536	2,247	5,650	4,347
Cumulative translation adjustment	20	1,156	733	93	2,002	−
Balance at December 31, 2017	22,048	248,108	140,656	173,545	584,357	435,536
Cost	32,795	425,419	140,656	286,112	884,982	664,479
Accumulated depreciation, amortization and depletion	(10,747)	(177,311)	−	(112,567)	(300,625)	(228,943)
Balance at December 31, 2017	22,048	248,108	140,656	173,545	584,357	435,536
Additions	−	662	8,613	3	9,278	7,200
Additions to / review of estimates of decommissioning costs	−	−	−	4	4	−
Capitalized borrowing costs	−	−	1,610	−	1,610	1,260
Write-offs	−	(29)	(92)	(18)	(139)	(134)
Transfers (****)	790	3,039	(10,565)	8,079	1,343	6,164
Depreciation, amortization and depletion	(368)	(5,528)	−	(5,057)	(10,953)	(8,546)
Impairment recognition	−	(34)	(1)	−	(35)	(34)
Cumulative translation adjustment	8	383	55	36	482	−
Balance at March 31, 2018	22,478	246,601	140,276	176,592	585,947	441,446
Cost	33,633	429,566	140,276	289,895	893,370	674,543
Accumulated depreciation, amortization and depletion	(11,155)	(182,965)	−	(113,303)	(307,423)	(233,097)
Balance at March 31, 2018	22,478	246,601	140,276	176,592	585,947	441,446

Weighted average of useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method

(*) It is composed of platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, rights of use and other operating, storage and production plants, also including exploration and production assets depreciated based on the units of production method.

(**) See note 27 for assets under construction by business area.

(***) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated to proved reserves and other costs directly associated to the exploration and production of oil and gas.

(****) It includes transfers to/from assets held for sale.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

In the first quarter of 2018, additions to property, plant and equipment primarily relate to the development of oil and gas production in the pre-salt of Santos Basin, notably in Lula, Búzios and Atapu fields, as well as in Libra area.

At March 31, 2018, consolidated and Parent Company property, plant and equipment include assets under finance leases of R$ 386 and R$ 5,891, respectively (R$ 390 and R$ 5,969 at December 31, 2017).

11.2.	Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospecting and drilling activities for oil, natural gas and other liquid hydrocarbons located in the pre-salt area, subject to a maximum production of five billion barrels of oil equivalent. The agreement has a term of forty years and is renewable for a further five years subject to certain conditions. As of March 31, 2018, the Company’s property, plant and equipment include the amount of R$ 74,808 related to the Assignment Agreement.

Petrobras has already declared commerciality in fields of all six blocks under this agreement: Franco (Búzios), Florim (Itapu), Nordeste de Tupi (Sépia), Entorno de Iara (Norte de Berbigão, Sul de Berbigão, Norte de Sururu, Sul de Sururu, Atapu), Sul de Guará (Sul de Sapinhoá) and Sul de Tupi (Sul de Lula).

The agreement establishes that its review procedures will commence immediately after the declaration of commerciality for each area and must be based on reports by independent experts engaged by Petrobras and the ANP.

If the review of the Assignment Agreement determines that the value of acquired rights is greater than the amount initially paid, the Company may be required to pay the difference to the Brazilian Federal Government, or may proportionally reduce the total volume of barrels acquired. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Brazilian Federal Government will reimburse the Company for the difference by delivering cash or bonds or equivalent means of payment, subject to budgetary regulations.

The information gathered after drilling over 50 exploratory wells and performing extended well tests in this area, as well as the extensive knowledge acquired on the pre-salt layer of Santos Basin, made possible the identification of volumes exceeding five million barrels of oil equivalent.

The formal review procedures for each block are based on costs incurred over the exploration phase, and estimated costs and production for the development period. The review of the Assignment Agreement may result in renegotiation of: (i) the amount of the agreement; (ii) the total volume (in barrels of oil) to be produced; (iii) the term of the agreement; and (iv) the minimum percentages of local content.

In November 2017, the Company set up an internal commission responsible for the negotiation with the Brazilian Federal Government, composed of representatives of the Chief Exploration and Production Officer and the Chief Financial Officer.

In January 2018, the Brazilian Federal Government established, through the Interministerial Ordinance No. 15/2018, the Interministerial Commission responsible to negotiate and conclude the terms of this review, within 60 days, which were extended for the same period.

The negotiations are ongoing and have taken into account appraisals by independent experts engaged by both parties and their respective reports. As at the date of issue of these financial statements, the final amount to be established for this agreement is not defined.

The identification of the volume exceeding five million barrels of oil equivalent provides an opportunity to both parties reach an agreement in case of compensation to the Company arising from the review. Therefore, aiming to support an eventual negotiation where this compensation would be paid through the right over exceeding volume, the Company is complementing its assessment based on reports issued by the independent experts it has engaged.

This review process of the Assignment Agreement has been monitored by the Minority Shareholders Committee, which is composed of two board members elected by the minority shareholders and by a third independent member with knowledge in technical-financial analysis of investment projects. This Committee provides support to the board’s decisions through opinions about related matters.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

12.	Intangible assets
12.1.	By class of assets
	Consolidated					Parent Company
		Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total	Total
Balance at January 1, 2017	8,725	222	998	718	10,663	8,764
Addition	3,035	51	194	−	3,280	3,145
Capitalized borrowing costs	−	−	14	−	14	14
Write-offs	(256)	−	(8)	−	(264)	(34)
Transfers	(5,376)	5	−	−	(5,371)	(5,257)
Amortization	(64)	(91)	(323)	−	(478)	(366)
Impairment recognition	(108)	(1)	−	−	(109)	(2)
Cumulative translation adjustment	3	−	−	2	5	−
Balance at December 31, 2017	5,959	186	875	720	7,740	6,264
Cost	6,637	1,638	4,055	720	13,050	10,266
Accumulated amortization	(678)	(1,452)	(3,180)	−	(5,310)	(4,002)
Balance at December 31, 2017	5,959	186	875	720	7,740	6,264
Addition	4	26	38	−	68	52
Capitalized borrowing costs	−	−	3	−	3	3
Write-offs	(5)	−	−	−	(5)	(4)
Transfers	1	14	2	85	102	2
Amortization	(13)	(23)	(68)	−	(104)	(77)
Cumulative translation adjustment	1	−	−	1	2	−
Balance at March 31, 2018	5,947	203	850	806	7,806	6,240
Cost	6,753	1,774	4,098	806	13,431	10,319
Accumulated amortization	(806)	(1,571)	(3,248)	−	(5,625)	(4,079)
Balance at March 31, 2018	5,947	203	850	806	7,806	6,240
Estimated useful life in years	(*)	5	5	Indefinite

(**) Includes R$ 24,419, reclassified from Intangible Assets to Property Plant and Equipment, as a result of the declaration of commerciality of areas of the Assignment Agreement.

On March 29, 2018, the Company acquired seven blocks in the fifteenth round of bids under the concession regime. The Company will be the operator in two blocks located in Campos basin, which were acquired in partnership with Exxon and Statoil. Another two blocks within Campos basin were acquired in partnership with Exxon and Qatar Petroleum and will be operated by Exxon. The other three blocks are located in Potiguar basin, of which two were acquired in partnership with Shell and will be operated by the Company, and one was totally acquired by Company.

The total amount of the signature bonus to be paid by the Company up to September 2018 is R$ 2.2 billion.

13.	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	03.31.2018	12.31.2017
Property, plant and equipment
Opening Balance	14,957	16,728
Additions to capitalized costs pending determination of proved reserves	719	2,543
Capitalized exploratory costs charged to expense	(12)	(345)
Transfers upon recognition of proved reserves	(438)	(3,974)
Cumulative translation adjustment	2	5
Closing Balance	15,228	14,957
Intangible Assets	4,595	4,599
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	19,823	19,556
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Exploration costs recognized in the statement of income	Jan-Mar/2018	Jan-Mar/2017
Geological and geophysical expenses	295	266
Exploration expenditures written off (includes dry wells and signature bonuses)	26	24
Contractual penalties	116	−
Other exploration expenses	5	6
Total expenses	442	296
Cash used in:
Operating activities	300	272
Investment activities	728	650
Total cash used	1,028	922

In the first quarter of 2018, the Company recognized a provision in the amount of R$ 116 arising from potential contractual penalties for non-compliance with minimum percentages of local content in 125 blocks for which the exploratory phases were concluded.

14.	Trade payables
	Consolidated
	03.31.2018	12.31.2017
Third parties in Brazil	11,900	12,144
Third parties abroad	3,474	4,564
Related parties	2,653	2,369
Balance in current liabilities	18,027	19,077

15.	Finance debt

In line with the Company’s Business and Management Plan and following its liability management strategy, recent funds have been raised in order to settle older debts, as well as aiming at improving the debt repayment profile taking into account its alignment with investments returns over the long run. These factors have enabled the use of cash flows from operating activities and from divestments and partnerships as the main source of funds for the investments portfolio.

The Company has covenants that were not in default at March 31, 2018 in its loan agreements and notes issued in the capital markets requiring, among other obligations i) the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by Independent Registered Public Accounting Firm) and audited financial statements within 120 days of the end of each fiscal year, with a grace period ranging from 30 to 60 days, depending on the agreement; ii) Negative Pledge / Permitted Liens clause; iii) clauses of compliance with the laws, rules and regulations applicable to the conduct of its business including (but not limited to) environmental laws; (iv) clauses in financing agreements that require both the borrower and the guarantor to conduct their business in compliance with anti-corruption laws and anti-money laundering laws and to institute and maintain policies necessary for such compliance; (v) clauses in financing agreements that restrict relations with entities or even countries sanctioned primarily by the United States (including, but not limited to, the Office of Foreign Assets Control (OFAC), Department of State and Department of Commerce), the European Union and United Nations; and vi) covenants with respect to debt level in some of its loan agreements with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social - BNDES).

15.1.	Repayment of debts and new financings

In the first quarter of 2018, proceeds from financing amounted to R$ 19,258, principally reflecting: (i) global notes issued in the capital market in the amount of R$ 6,359 (US$ 1,962 million) and maturing in 2029; (ii) funds raised from the domestic and international banking market in the amount of R$ 12,726 with average term of 6.5 years.

In addition, the Company used R$ 49,865 for repayment of principal and interest, mainly reflecting: (i) R$ 19,047 (US$ 5,833 million) relating to repurchase of global bonds (tender offer) previously issued by the Company in the capital market maturing from 2019 to 2021, with premium paid to bond holders amounting to R$ 1,361; (ii) pre-payment of banking loans in the domestic and international market totaling R$ 20,407; and (iii) pre-payment of R$ 793 with respect to financings with BNDES.

15.2.	Changes in current and non-current debt

A roll-forward schedule of current and non-current debt is set out as follows:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	Export Credit Agencies	Banking Market	Capital Market	Others	Total
In Brazil
Opening balance at January 1, 2017	−	76,969	7,387	121	84,477
Cumulative translation adjustment (CTA)	−	50	−	−	50
Additions (new funding obtained)	−	16,658	4,989	−	21,647
Principal amortization	−	(6,704)	(535)	(8)	(7,247)
Interest amortization	−	(6,677)	(642)	(5)	(7,324)
Transaction costs during the period (*)	−	6,715	593	18	7,326
Foreign exchange/inflation indexation charges	−	80	278	(2)	356
Pre-payments	−	(26,739)	−	−	(26,739)
Balance as of December 31, 2017	−	60,352	12,070	124	72,546
Abroad
Opening balance at January 1, 2017	17,446	121,056	160,243	1,767	300,512
Cumulative translation adjustment (CTA)	129	545	2,861	14	3,549
Additions (new funding obtained)	727	26,341	32,574	391	60,033
Principal amortization	(2,914)	(10,365)	(3,048)	(151)	(16,478)
Interest amortization	(399)	(4,110)	(9,022)	(46)	(13,577)
Transaction costs during the period (*)	523	4,661	10,249	65	15,498
Foreign exchange/inflation indexation charges	33	429	2,975	2	3,439
Pre-payments	(3,403)	(35,137)	(25,111)	(1,147)	(64,798)
Balance as of December 31, 2017	12,142	103,420	171,721	895	288,178
Total Balance as of December 31, 2017	12,142	163,772	183,791	1,019	360,724
Current					23,160
Non-current					337,564

In Brazil
Opening balance at January 1, 2018	−	60,352	12,070	124	72,546
Initial application of IFRS 9	−	215	−	−	215
Cumulative translation adjustment (CTA)	−	16	−	−	16
Additions (new funding obtained)	−	6,517	−	−	6,517
Principal amortization	−	(1,218)	(110)	(2)	(1,330)
Interest amortization	−	(614)	(175)	(4)	(793)
Transaction costs during the period (*)	−	1,116	158	5	1,279
Foreign exchange/inflation indexation charges	−	5	92	2	99
Pre-payments	−	(8,424)	−	−	(8,424)
Balance as of March 31, 2018	−	57,965	12,035	125	70,125
Abroad
Opening balance at January 1, 2018	12,142	103,420	171,721	895	288,178
Initial application of IFRS 9	−	686	277	−	963
Cumulative translation adjustment (CTA)	12	226	660	4	902
Additions (new funding obtained)	−	6,382	6,359	−	12,741
Principal amortization	(796)	(729)	−	−	(1,525)
Interest amortization	(126)	(625)	(3,302)	−	(4,053)
Transaction costs during the period (*)	109	1,085	2,665	13	3,872
Foreign exchange/inflation indexation charges	31	95	718	−	844
Pre-payments	−	(12,776)	(19,047)	−	(31,823)
Balance as of March 31, 2018	11,372	97,764	160,051	912	270,099
Total Balance as of March 31, 2018	11,372	155,729	172,086	1,037	340,224
Current					15,389
Non-current					324,835
(*) It includes premium and discount over notional amounts and other related costs.

In order to reflect the changes in accounting practices arising from the application of IFRS 9, the Company remeasured its financing agreements in force at January 1, 2018 which previously had their contractual clauses renegotiated and the modifications thereof did not result in substantial changes, as set out in note 4.1. Accordingly, the balance of current and non-current debt increased by R$ 1,178 due to the initial application of IFRS 9, which were recognized within equity at January 1, 2018. During the first quarter of 2018, there were no renegotiations in financing agreements.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

15.3.	Reconciliation between finance debt and cash flows from financing activities
	Consolidated
	Opening balance at January 1, 2018 (*)	Additions (new funding obtained)	Amortization (**)	Transaction costs during the period	Foreign exchange and indexation charges	Cumulative translation adjustment (CTA)	Balance as of March 31, 2018
Finance debt	361,902	19,258	(47,948)	5,151	943	918	340,224
Reconciliation to the Statement of Cash Flows
Transfer to held for sale		−	−
Purchase of property, plant and equipment on credit		−	−
Expenses with debt restructuring		−	(1,361)
Compensating balances		−	(573)
Finance Leases		−	17
Net cash used in financing activities		19,258	(49,865)

(*) It includes adjustments from initial application of IFRS 9.
(**) It includes principal, interest and pre-payments of debt.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

15.4.	Summarized information on current and non-current finance debt
	Consolidated
Maturity in	2018	2019	2020	2021	2022	2023 onwards	Total (*)	Fair value

Financing in Brazilian Reais (R$):	5,170	4,817	10,829	8,474	15,029	24,685	69,004	64,673
Floating rate debt	2,249	3,490	9,815	7,475	13,747	19,436	56,212
Fixed rate debt	2,921	1,327	1,014	999	1,282	5,249	12,792
Average interest rate	6.3%	6.3%	6.4%	7.0%	6.8%	6.0%	6.4%

Financing in U.S. Dollars (US$):	6,222	4,304	15,378	18,509	42,016	161,533	247,962	266,603
Floating rate debt	3,256	4,295	11,015	10,334	31,943	49,339	110,182
Fixed rate debt	2,966	9	4,363	8,175	10,073	112,194	137,780
Average interest rate	5.6%	6.0%	5.9%	6.0%	5.7%	6.5%	6.2%

Financing in R$ indexed to US$:	223	208	208	208	208	−	1,055	1,125
Floating rate debt	6	−	−	−	−	−	6
Fixed rate debt	217	208	208	208	208	−	1,049
Average interest rate	3.1%	3.0%	3.0%	2.8%	2.4%	0.0%	3.0%

Financing in Pound Sterling (£):	154	−	−	−	−	8,011	8,165	8,683
Fixed rate debt	154	−	−	−	−	8,011	8,165
Average interest rate	6.1%	−	−	−	−	6.3%	6.2%

Financing in Japanese Yen (¥):	325	−	−	−	−	−	325	336
Floating rate debt	325	−	−	−	−	−	325
Average interest rate	0.4%	−	−	−	−	−	0.4%

Financing in Euro (€):	191	1	781	1,565	2,441	8,711	13,690	17,068
Floating rate debt	−	−	620	−	−	−	620
Fixed rate debt	191	1	161	1,565	2,441	8,711	13,070
Average interest rate	4.9%	4.5%	4.6%	4.7%	4.8%	4.6%	4.7%

Financing in other currencies:	23	−	−	−	−	−	23	23
Fixed rate debt	23	−	−	−	−	−	23
Average interest rate	14.0%	−	−	−	−	−	14.0%

Total as of March 31, 2018	12,308	9,330	27,196	28,756	59,694	202,940	340,224	358,511
Average interest rate	5.7%	6.0%	6.0%	6.1%	5.9%	6.4%	6.2%

Total as of December 31, 2017	23,160	21,423	31,896	42,168	59,594	182,483	360,724	385,780
Average interest rate	5.6%	5.9%	5.9%	5.9%	5.7%	6.4%	6.1%

* The average maturity of outstanding debt as of March 31, 2018 is 9.26 years (8.62 years as of December 31, 2017).

The fair value of the Company's finance debts is mainly determined and categorized into a fair value hierarchy as follows:

Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to R$ 163,884 at March 31, 2018 (R$ 179,451 at December 31, 2017); and

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also the Petrobras’ credit risk, amounting to R$ 194,627 as of March 31, 2018 (R$ 206,329 as of December 31, 2017).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 30.2.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

15.5.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In the first quarter of 2018 the capitalization rate was 6.26% p.a. (6.21% p.a. in the first quarter of 2017).

15.6.	Lines of credit
				Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (Amounts in US$ million)
PGT BV	CHINA EXIM	10/24/2016	Indefinido	1,000	−	1,000
PGT BV	Syndicate of banks	3/7/2018	2/7/2023	4,350	−	4,350
Total				5,350	−	5,350
In Brazil
PNBV	BNDES	9/3/2013	1/31/2019	9,878	2,753	7,125
Petrobras	Banco do Brasil	3/23/2018	1/26/2023	2,000		2,000
Transpetro	BNDES	11/7/2008	8/12/2041	1,763	688	1,075
Transpetro	Banco do Brasil	7/9/2010	4/10/2038	78	36	42
Transpetro	Caixa Econômica Federal	11/23/2010	Indefinido	329	−	329
Total				14,048	3,477	10,571

On March 7, 2018, the Company entered into a revolving credit facility (RCF) with a syndicate of 17 banks, in the amount of US$ 4.350 million. The Company may use this line of credit up to the month prior to maturity and the maintenance of the limit with the banks will cost 0.51% p.a. In the case of use, funds raised will bear interest at 6M Libor + 1.3% p.a. rate if the Company is investment grade rated at the date of the withdrawal. Otherwise, it will bear interest at 6M Libor + 1.7% p.a. rate.

15.7.	Collateral

Most of the Company’s debt is unsecured, but certain specific funding instruments to promote economic development are collateralized. In addition, financing agreements with China Development Bank (CDB) are also collateralized, as set in note 17.5.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities.

The Company’s capital market financing relates primarily to unsecured global notes.

16.	Leases
16.1.	Future minimum lease payments / receipts – finance leases
	Consolidated
	Receipts			Payments
Estimated lease payments / receivable	Future value	Annual interest	Present value	Future value	Annual interest	Present value
2018	309	(174)	135	98	(53)	45
2019 - 2022	2,009	(883)	1,126	636	(328)	308
2023 and thereafter	1,603	(297)	1,306	1,216	(814)	402
At March 31, 2018	3,921	(1,354)	2,567	1,950	(1,195)	755
Current			180			85
Non-current			2,387			670
At March 31, 2018			2,567			755
Current			180			84
Non-current			2,433			675
At December 31, 2017			2,613			759

16.2.	Future minimum lease payments – operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Consolidated
2018	23,281
2019	21,781
2020	20,710
2021	21,331
2022	19,181
2023 and thereafter	212,007
At March 31, 2018	318,291
At December 31, 2017	304,398

,

As of March 31, 2018, the balance of estimated future minimum lease payments under operating leases includes R$ 173,440 (R$ 174,336 as of December 31, 2017) with respect to assets under construction, for which the lease term has not commenced.

In the first quarter of 2018, the Company recognized expenditures of R$ 7,286 (R$ 8,436 in the first quarter of 2017) for operating leases installments.

17.	Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors, and is applicable to all the Petrobras Group, in accordance with the Company’s by-laws.

In order to ensure the goals of the Company are achieved and align them with transparency of processes and corporate governance best practices, this policy guides Petrobras and its workforce while entering into related-party transactions and dealing with potential conflicts of interest on these transactions, based on the following assumptions and provisions:

•	Prioritization of the Company’s interests regardless of the counterparty;
•	Arm’s length basis;
•	Compliance with market conditions, especially concerning terms, prices and guarantees or with adequate compensatory payment;
•	Accurate and timely disclosure in accordance with applicable authorities.

The Audit Committee must approve in advance transactions between the Company and its associates, the Brazilian Federal Government, including its agencies or similar bodies and controlled entities, taking into account the materiality established by this policy. The Audit Committee reports monthly to the Board of Directors.

Transactions with entities controlled by key management personnel or by their close family members are also approved in advance by the Audit Committee regardless of the amount involved.

Transactions with the Brazilian Federal Government, including its agencies or similar bodies and controlled entities, which are under the scope of Board of Directors approval, must be preceded by the Audit Committee and Minority Shareholders Committee assessment and must have prior approval of, at least, 2/3 of the board members.

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

17.1.	Commercial transactions by operation with companies of the Petrobras’ group (parent company)
	03.31.2018			12.31.2017
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	10,391	−	10,391	11,776	−	11,776
Dividends receivable	1,234	−	1,234	1,161	−	1,161
Intercompany loans	−	31	31	−	34	34
Amounts related to construction of natural gas pipeline	−	826	826	−	845	845
Finance leases	97	−	97	103	−	103
Other operations	827	475	1,302	491	466	957
Assets held for sale	964	−	964	820	−	820
Total	13,513	1,332	14,845	14,351	1,345	15,696
Liabilities
Finance leases	(1,484)	(3,200)	(4,684)	(1,242)	(3,592)	(4,834)
Intercompany loans	−	−	−	−	(3,315)	(3,315)
Prepayment of exports	(44,688)	(114,467)	(159,155)	(37,373)	(112,835)	(150,208)
Accounts payable to suppliers	(16,910)	−	(16,910)	(9,525)	−	(9,525)
Purchases of crude oil, oil products and others	(5,587)	−	(5,587)	(5,001)	−	(5,001)
Affreightment of platforms	(3,606)	−	(3,606)	(3,927)	−	(3,927)
Advances from clients	(1,116)	−	(1,116)	(597)	−	(597)
Others (*)	(6,601)	−	(6,601)	−	−	−
Other operations	(84)	(464)	(548)	(69)	(439)	(508)
Liabilities related to assets classified as held for sale	(44)	−	(44)	(44)	−	(44)
Total	(63,210)	(118,131)	(181,341)	(48,253)	(120,181)	(168,434)

Profit or Loss					Jan-Mar/2018	Jan-Mar/2017
Revenues, mainly sales revenues					35,320	32,222
Foreign exchange and inflation indexation charges					(1,279)	(1,938)
Financial income (expenses), net					(2,452)	(2,747)
Total					31,589	27,537
(*) It includes the acquisition of plataform P-74 of PNBV.

17.2.	Commercial transactions with companies of the Petrobras’ group (parent company)
	Income (expense)		03.31.2018			12.31.2017	03.31.2018			12.31.2017
	Jan-Mar/2018	Jan-Mar/2017	Current Assets	Non-current Assets	Total Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities	Total Liabilities
Subsidiaries (*)
BR	16,666	16,584	1,516	−	1,516	1,566	(161)	−	(161)	(307)
PIB BV	8,275	4,520	5,022	118	5,140	6,330	(46,068)	(114,467)	(160,535)	(154,072)
Gaspetro	1,917	1,541	885	106	991	953	(370)	−	(370)	(372)
PNBV	377	599	2,244	13	2,257	1,812	(11,029)	−	(11,029)	(4,281)
Transpetro	235	244	845	227	1,072	1,011	(1,163)	−	(1,163)	(1,216)
Logigás	3	(11)	246	826	1,072	1,149	(203)	−	(203)	(238)
Thermoelectrics	(46)	(45)	24	29	53	86	(178)	(788)	(966)	(1,012)
Fundo de Investimento Imobiliário	(46)	(53)	98	−	98	98	(250)	(1,268)	(1,518)	(1,483)
TAG	11	67	615	−	615	612	(1,031)	−	(1,031)	(1,068)
PDET Off Shore (**)	(17)	(24)	−	−	−	−	(629)	−	(629)	(837)
Other subsidiaries	995	375	1,747	11	1,758	1,723	(801)	−	(801)	(679)
Total Subsidiaries	28,370	23,797	13,242	1,330	14,572	15,340	(61,883)	(116,523)	(178,406)	(165,565)
Structured Entities
CDMPI	(40)	(46)	−	−	−	−	(459)	(1,144)	(1,603)	(1,562)
Total Structured Entities	(40)	(46)	−	−	−	−	(459)	(1,144)	(1,603)	(1,562)
Associates and joint ventures
Companies from the petrochemical sector	3,160	3,786	147	−	147	172	(17)	−	(17)	(34)
Other associates and joint ventures	99	−	124	2	126	184	(851)	(464)	(1,315)	(1,273)
Total associates and joint ventures	3,259	3,786	271	2	273	356	(868)	(464)	(1,332)	(1,307)
Total	31,589	27,537	13,513	1,332	14,845	15,696	(63,210)	(118,131)	(181,341)	(168,434)
(*) It Includes its subsidiaries and joint ventures.
(**) On August 23, 2017, the Parent Company purchased the totality of shares of PDET Offshore, which became a wholly-owned subsidiary, no longer a structured entity.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

17.3.	Annual rates for intercompany loans
	Parent Company
	Assets		Liabilities
	03.31.2018	12.31.2017	03.31.2018	12.31.2017
From 5.01% to 7%	−	−	−	(3,315)
From 7.01% to 9%	−	−	−	−
More than 9.01%	31	34	−	−
Total	31	34	−	(3,315)

17.4.	Non standardized receivables investment fund

The Parent Company invests in the receivables investment fund FIDC-NP, which comprises mainly receivables and non-performing receivables arising from operations performed by subsidiaries of the Petrobras Group. Investments in FIDC-NP are recognized as other receivables.

The assignment of performing and non-performing receivables is recognized as current finance debt.

	Parent Company
	03.31.2018	12.31.2017
Other receivables	8,070	14,222
Assignment of receivables	(19,021)	(25,499)
	Jan-Mar/2018	Jan-Mar/2017
Finance income FIDC-NP	218	337
Finance expense FIDC-NP	(336)	(642)
Net finance income (expense)	(119)	(305)

17.5.	Guarantees

Petrobras guarantees certain financial operations carried out by its subsidiaries in Brazil and abroad.

Petrobras, based on contractual clauses that support the financial operations between the subsidiaries and third parties, offers guarantees, mainly fidejussory, to the payment of debt service in the event that a subsidiary defaults on a debt.

The outstanding balance of financial operations carried out by these subsidiaries and guaranteed by Petrobras is set out below:

	03.31.2018						12.31.2017
Maturity date of the loans	PGF (*)	PGT (**)	PNBV	TAG	Others	Total	Total
2018	923	−	336	−	34	1,293	1,780
2019	1,100	−	−	−	38	1,138	7,926
2020	5,449	3,822	1,147	−	3,639	14,057	15,497
2021	9,736	−	499	−	785	11,020	22,722
2022	12,422	17,201	3,324	3,726	1,777	38,450	40,152
2023 em diante	132,068	38,284	9,878	−	1,314	181,544	175,312
Total	161,698	59,307	15,184	3,726	7,587	247,502	263,389
(*) Petrobras Global Finance B.V., controlada da PIB BV.
(**) Petrobras Global Trading B.V., controlada da PIB BV.

Petrobras entered into two finance agreements with China Development Bank (CDB), maturing in 2026 and 2027 are also collateralized based on future oil exports for specific buyers limited to 200 thousand barrels per day up to 2019, 300 thousand barrels per day from 2020 to 2026, and 100 thousand barrels per day in 2027. This collateral may not exceed the amount of the related debt, amounting to R$ 33,656 (US$ 10,125 million) at March 31, 2018, and to R$ 35,775 (US$ 10,815 million) at December 31, 2017.

On January 30, 2018, the Company prepaid the remaining balance of a financing agreement with CDB maturing in 2019, in the amount of US$ 2.8 billion.

In accordance with the Company’s Business and Management Plan (BMP 2018-2022), the extension of these terms is associated to a better indebtedness level, as set out in note 15.

17.6.	Investment fund of subsidiaries abroad

At March 31, 2018, a subsidiary of PIB BV had R$ 4,745 (R$ 4,675 as of December 31, 2017) invested in an investment fund abroad that held debt securities of PGF, PDET and of consolidated structured entities, mainly with respect to  CDMPI and Charter projects.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

17.7.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking, asset management and others.

The balances of significant transactions are set out in the following table:

	Consolidated
	Jan-Mar/2018	03.31.2018		Jan-Mar/2017	12.31.2017
	Income (expense)	Assets	Liabilities	Income (expense)	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	1,765	949	414	1,483	971	468
Petrochemical companies	3,036	153	34	3,769	194	53
Other associates and joint ventures	(630)	545	2,670	445	587	2,286
Subtotal	4,171	1,647	3,118	5,697	1,752	2,807
Government entities
Government bonds	99	5,733	−	111	5,631	−
Banks controlled by the Brazilian Government	(1,111)	20,643	38,694	(1,411)	19,317	40,986
Receivables from the Electricity sector (note 8.4)	254	17,544	−	611	17,362	1
Petroleum and alcohol account - receivables from Brazilian Government	−	829	−	2	829	−
Others	192	148	496	216	149	716
Subtotal	(566)	44,897	39,190	(471)	43,288	41,703
Pension plans	−	231	197	−	226	311
Total	3,605	46,775	42,505	5,226	45,266	44,821

Revenues, mainly sales revenues	5,742			6,306
Purchases and services	(1,363)			(55)
Foreign exchange and inflation indexation charges, net	(274)			209
Finance income (expenses), net	(500)			(1,234)
Current assets		8,642			8,347
Non-current assets		38,133			36,919
Current liabilities			4,559			5,109
Non-current liabilities			37,946			39,712
Total	3,605	46,775	42,505	5,226	45,266	44,821

In addition to the aforementioned transactions, Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospecting and drilling activities for hydrocarbons located in the pre-salt area limited to the production of five billion barrels of oil equivalent.

For detailed information on Assignment Agreement, see note 11.2.

17.8.	Compensation of employees and key management personnel

The total compensation of Executive Officers and Board Members of Petrobras parent company is set out as follows:

	Jan-Mar/2018			Jan-Mar/2017
	Officers	Board members	Total	Officers	Board members	Total
Wages and short-term benefits	4.0	0.2	4.2	3.8	0.3	4.1
Social security and other employee-related taxes	1.1	−	1.1	1.1	−	1.1
Post-employment benefits (pension plan)	0.4	−	0.4	0.3	−	0.3
Total compensation recognized in the statement of income	5.5	0.2	5.7	5.2	0.3	5.5
Average number of members in the period (*)	8.0	9.0	17.0	8.0	9.0	17.0
Average number of paid members in the period (**)	8.0	5.0	13.0	8.0	8.0	16.0
(*) Monthly average number of members.
(**) Monthly average number of paid members.

In the first quarter of 2018 the board members and executive officers of the Petrobras group received R$ 20.2 as compensation (R$ 20.0 in the first quarter of 2017).

The compensation of the Advisory Committees to the Board of Directors is apart from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulation applicable to companies controlled by the Brazilian Government, Board members who are also members of the Audit Committee are only compensated with respect to their Audit Committee duties. The total compensation concerning these members totaled R$ 101 thousand in the first quarter of 2017 (R$ 121 thousand with social security and related charges).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

The monthly compensation of Audit Committee members is fixed to 10% of monthly average executive officers’ compensation, excluding certain social security benefits and paid vacation.

In the first quarter of 2018, the Board of Directors approved the variable compensation program (PRV) of the Board of Executive Officers for the year 2018. The amount of compensation to be paid varies according to the percentage of achievement of the financial and operational targets, limited to 8 compensations. The program foresees compensations being disbursed through 5 years and may also trigger other compensations to officers from 2019 provided the achievement of certain prerequisites.

The Company’s General Shareholder’s Meeting held on April 26, 2018 determined the amount of R$ 28.3 as the threshold of executive officers and board members compensation for the period from April 2018 to March 2019, as well as approved the increase in the number of board members to 11.

18.	Provision for decommissioning costs
	Consolidated
Non-current liabilities	03.31.2018	12.31.2017
Opening balance	46,785	33,412
Adjustment to provision	8	13,522
Transfers related to liabilities held for sale	−	(379)
Payments made	(256)	(2,265)
Interest accrued	590	2,418
Others	6	77
Closing balance	47,133	46,785

The estimates for abandonment and dismantling of oil and natural gas producing properties are revised annually at December 31 along with the annual process of oil and gas reserves certification and whenever an indication of significant change in the assumptions used in the estimates occurs.

For the first quarter of 2017, the unwinding of the discount on the provision for decommissioning costs (interest accrued) amounted to R$ 599.

19.	Taxes
19.1.	Income taxes and other taxes
Income tax and social contribution	Consolidated
	Current assets		Current liabilities		Non-current liabilities
	03.31.2018	12.31.2017	03.31.2018	12.31.2017	03.31.2018	12.31.2017
Taxes in Brazil
Income taxes	1,503	1,464	847	130	0	−
Income taxes - Tax settlement programs	−	−	660	753	2,249	2,219
	1,503	1,464	1,507	883	2,249	2,219
Taxes abroad	127	120	118	107	−	−
Total	1,630	1,584	1,625	990	2,249	2,219

	Consolidated
Other taxes and contributions	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	03.31.2018	12.31.2017	03.31.2018	12.31.2017	03.31.2018	12.31.2017	03.31.2018	12.31.2017
Taxes in Brazil:
Current / Deferred ICMS (VAT)	3,023	3,089	2,240	2,338	3,164	3,377	−	−
Current / Deferred PIS and COFINS	2,981	2,711	7,525	7,548	2,742	2,711	−	−
CIDE	34	47	−	−	338	344	−	−
Production taxes	−	−	−	−	5,650	5,311	−	−
Withholding income taxes	−	−	−	−	294	520	−	−
Tax Settlement Program	−	−	−	−	1,376	2,144	−	−
Others	607	566	254	237	478	545	306	284
Total in Brazil	6,645	6,413	10,019	10,123	14,042	14,952	306	284
Taxes abroad	59	65	52	48	73	94	−	−
Total	6,704	6,478	10,071	10,171	14,115	15,046	306	284
(*) Other non-current taxes are classified as other non-current liabilities.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

19.2.	Brazilian federal settlement programs

In 2017, the Company joined certain settlement programs created by the Brazilian Federal Government, which enabled the settlement of significant disputes in which the Company was a defendant, with certain benefits, such as the use of tax loss carry forwards and reduction in interests, penalties and related charges. The settlement of disputes involving Brazilian Federal Tax Authorities, Brazilian Federal Agencies and similar bodies reduced tax debts amounting to R$ 38,136 that as shown below:

Provisional measures	Signed into law	Brazilian federal settlement programs	Disputes	Amount of relief	Debts
766	-	Tax Settlement Program - PRT (*)	1,660	−	1,660
783	13,496	Special Tax Settlement Program - PERT	7,259	3,285	3,974
780	13,494	Non-Tax Debts Settlement Program - PRD	1,076	358	718
795	13,586	Withholding income tax on remittances for payment of charter of vessels	28,141	26,418	1,723
			38,136	30,061	8,075
(*) Benefit of using tax loss carryforwards to settle 80% of the debt.

Detailed information on those settlement programs are presented in note 21.2 to the Company’s audited financial statements ended December 31, 2017.

The balances of respective liabilities carried on the statement of financial position as of March 31, 2018 are shown below:

	12.31.2017	In cash	Inflation indexation	Others	03.31.2018
PRT
Income taxes	507	−	−	−	507
Other taxes	−	−	−	−	−
	507	−	−	−	507
PERT
Income taxes (*)	2,461	(50)	50	(63)	2,398
Other taxes	131	(195)	7	63	6
	2,592	(245)	57	−	2,404
PRD
Production taxes	288	(309)	6	15	−
Law 13,586/17
Withholding income tax	1,723	(382)	24	9	1,374
Total	5,110	(936)	87	20	4,285
Current					2,036
Non-current					2,249

The following table presents the settlement years of the outstanding amount of these programs:

	2018	2019	2020	2021	2022	2023 onwards	Total
PRT	507	−	−	−	−	−	507
PERT	152	203	203	203	203	1,440	2,404
Law 13,586/17	1,374	−	−	−	−	−	1,374
	2,033	203	203	203	203	1,440	4,285

19.3.	Tax amnesty programs – State Tax

The Company elected to settle in cash VAT (ICMS) tax disputes concerning the states of Rio Grande do Norte and Tocantins by joining states amnesty settlement programs and taking advance of their reliefs. Accordingly, in the first quarter of 2018, the Company charged R$ 80 as other taxes.

19.4.	VAT (ICMS) tax incentives over the Repetro-Sped

Following the creation of Repetro-Sped pursuant to the new requirements provided for Provisional Measure No. 795 into Law. 13,586/2017, the Brazilian Federal Government authorized its states to provide tax incentives relating to VAT (ICMS) tax with direct impacts on the oil and gas industry.

Pursuant to the ICMS Convention 03/2018 enacted on January 17, 2018, ratified on February 1, 2018, the Brazilian Federal Government authorized its states to reduce the basis of VAT (ICMS) tax computation on imports or sale in the domestic market of goods with definitive permanence, as well as VAT (ICMS) exemption on import of goods with temporary permanence in Brazil. In addition, VAT (ICMS) exemption for goods migrating from the old to the new tax regime was also provided for.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

At the date of issue of these interim financial statements, the states of Rio de Janeiro, São Paulo and Bahia were the only states enacting new regulations governing the tax incentives authorized by the Brazilian Federal Government.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

19.5.	Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

	Consolidated
	Property, Plant and Equipment
	Exploration and decommissioning costs	Others (*)	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Employee benefits	Others	Total
Balance at January 1, 2017	(36,518)	3,055	11,446	(294)	3,676	19,684	1,398	9,807	928	13,182
Recognized in the statement of income for the year	1,148	(4,108)	(3,569)	(200)	3,671	888	434	−	446	(1,290)
Recognized in shareholders’ equity(**)	−	−	(2,718)	−	−	(223)	−	(892)	28	(3,805)
Cumulative translation adjustment	−	10	−	−	−	88	−	−	−	98
Use of tax credits - REFIS and PRORELIT	−	−	−	−	−	(873)	−	−	−	(873)
Others	−	(598)	(51)	64	(67)	386	51	(31)	351	105
Balance at December 31, 2017	(35,370)	(1,641)	5,108	(430)	7,280	19,950	1,883	8,884	1,753	7,417
Initial application of IFRS9	−	−	485	−	−	−	−	−	−	485
Balance at January 1, 2018	(35,370)	(1,641)	5,593	(430)	7,280	19,950	1,883	8,884	1,753	7,902
Recognized in the statement of income for the period	2,430	(1,613)	(2,058)	(96)	172	1,054	(337)	326	(512)	(634)
Recognized in shareholders’ equity(**)	−	−	(531)	−	−	−	−	−	−	(531)
Cumulative translation adjustment	−	5	(30)	−	−	23	−	−	(1)	(3)
Use of tax credits	−	−	−	−	−	(833)	−	−	(54)	(887)
Others	−	(29)	55	(69)	6	37	−	33	(4)	29
Balance at March 31, 2018	(32,940)	(3,278)	3,029	(595)	7,458	20,231	1,546	9,243	1,182	5,876

Deferred tax assets										11,373
Deferred tax liabilities										(3,956)
Balance at December 31, 2017										7,417

Deferred tax assets										11,484
Deferred tax liabilities										(5,608)
Balance at March 31, 2018										5,876
(*) It mainly includes impairment adjustments and capitalized borrowing costs.

(**) The amounts presented as Loans, trade and other receivables/payables and financing, relate to the tax effect on exchange rate variation recognized within other comprehensive income (cash flow hedge accounting) as set out note 30.2.

The Company recognizes the deferred tax assets based on projections of future taxable profits in a ten-year perspective supported by the Business and Management Plan, which is revised annually.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

19.6.	Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	Consolidated
	Jan-Mar/2018	Jan-Mar/2017
Net income (losses) before income taxes	11,080	7,127
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(3,767)	(2,423)
Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad	146	36
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(82)	(21)
Tax incentives	74	136
Tax loss carryforwards (unrecognized tax losses)	(35)	190
Non-taxable income (non-deductible expenses), net (**)	(260)	(247)
Others	(31)	9
Income taxes expense	(3,955)	(2,320)

Deferred income taxes	(634)	(1,494)
Current income taxes	(3,321)	(826)
Total	(3,955)	(2,320)

Effective tax rate of income taxes	35.7%	32.6%
(*) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**) It includes results in equity-accounted investments and expenses relating to health care plan.
(***) Income taxes in the scope of PRT and PERT and reversals of losses carry forwards from 2012 to 2017, as shown in note 20.2.4.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

20.	Employee benefits (Post-Employment)
20.1.	Pension and medical benefits

The Company sponsors defined benefit and variable contribution pension plans in Brazil and abroad, as well as defined-benefit medical plans for employees in Brazil (active and retirees) and their dependents. See note 22 to the audited consolidated financial statement for the year ended December 31, 2017 for detailed information about pension and medical benefits sponsored by the Company.

Changes in the net defined benefits are set out as follows:

	Consolidated
	Pension Plans		Medical Plan	Other Plans	Total
	Petros	Petros 2	AMS
Balance at January 1, 2017	35,040	955	36,549	124	72,668
(+) Remeasurement effects recognized in OCI	(2,123)	(340)	(3,738)	2	(6,199)
(+) Costs incurred in the year	4,015	246	4,410	34	8,705
(-) Contributions paid	(733)	−	(1,489)	(10)	(2,232)
(-) Payments related to the Term of Financial Commitment (TFC)	(712)	−	−	−	(712)
Others	−	−	−	(18)	(18)
Balance at December 31, 2017	35,487	861	35,732	132	72,212
Current	1,463	−	1,328	−	2,791
Non-current	34,024	861	34,404	132	69,421
Balance at December 31, 2017	35,487	861	35,732	132	72,212
(+) Costs incurred in the period	901	51	983	8	1,943
(-) Contributions paid	(302)	−	(359)	(1)	(662)
Others	−	−	−	98	98
Balance at March 31, 2018	36,086	912	36,356	237	73,591
Current	1,647	−	1,328	7	2,982
Non-current	34,439	912	35,028	230	70,609
Balance at March 31, 2018	36,086	912	36,356	237	73,591

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

	Consolidated
	Pension Plans		Medical Plan	Other Plans	Total
	Petros	Petros 2	AMS
Current service cost	76	30	141	4	251
Net interest cost over net liabilities / (assets)	825	21	842	4	1,692
Net costs for Jan-Mar/2018	901	51	983	8	1,943

Related to active employees:
Included in the cost of sales	148	27	214	1	390
Included in operating expenses	72	15	110	5	202
Related to retired employees	681	9	659	2	1,351
Net costs for Jan-Mar/2018	901	51	983	8	1,943
Net costs for Jan-Mar/2017	1,004	62	1,103	8	2,177

As of March 31, 2018, the Company had pledged crude oil and oil products volumes, totaling US$ 4,268, as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008 (US$ 4,067 as of December 31, 2017).

In the first quarter of 2018, the Company's contribution to the defined contribution portion of the Petros Plan 2 was R$ 226 (R$ 236 in first quarter of 2017) recognized in the statement of income.

Deficit settlement plan – Petros Plan

The Petros Plan has in place a deficit settlement plan (PED) due to its accumulated deficit until 2015 in the amount of R$ 22.6 billion. This amount was updated based on interest and inflation and reached R$ 27.3 billion at December 31, 2017. The PED was approved by the Executive Council of Petros Foundation on September 12, 2017 and assessed by the Company and the Secretariat of Management and Governance for the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST).

Pursuant to relevant regulation, the sponsors and participants will cover this deficit based on their respective proportions of regular contributions. Accordingly, the Company will cover approximately R$ 13.7 billion of this deficit (Parent Company R$ 12.8 billion, BR Distribuidora 0.9 billion) and the contributions will occur for 18 years through decreasing values, of which the estimated amount for the first year is R$ 1.4 billion for the Parent Company and R$ 89 for BR Distribuidora.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

The part of the additional contributions from participants and sponsors commenced in March 2018 and the Company has complied with judicial decisions.

Split of Petros Plan

On February 15, 2018, the PREVIC authorized the split of Petros Plan into two separate plans: Petros Plan – Renegotiated and Petros Plan – Non-renegotiated. The Petros Plan split have been in place since April 1, 2018.

This split arose from the renegotiation procedures held in 2006-2007 period and in 2012, when 75% of the participants accepted the option to change to a model that sets forth solely inflation indexation on the annual adjustment of their benefits. The other participants’ benefits remained adjusted by the same rate as the Petrobras’ workforce had their salaries adjusted.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

20.2.	Profit sharing

The Company’s profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Secretariat of Coordination and Governance of State‐Owned Enterprises (SEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and are computed based on the consolidated net income attributable to the shareholders of Petrobras.

The amount of profit sharing benefits is computed based on the results of six corporate indicators, for which annual goals are defined by the Executive Board and approved by the Board of Directors pursuant to the review of the Business and Management Plan (BMP). The annual goals are based on the results of the following corporate indicators:

•	Maximum permissible levels of crude oil and oil products spill;
•	Lifting cost excluding production taxes in Brazil;
•	Crude oil and NGL production in Brazil;
•	Feedstock processed ‐ excluding NGL ‐ in Brazil,
•	Vessel operating efficiency; and
•	Percentage of compliance with natural gas delivery schedules.

The results of the six individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as a profit sharing benefit to employees (6.25% at March 31, 2018). However, in the event the Company records a net loss for the period and all the annual goals are achieved, the profit sharing benefit will be half a month salary for each employee added to half of the lowest amount of profit sharing paid in the prior year, as established in the Company’s collective bargaining agreement.

The subsidiary Liquigás and the joint operations Fábrica Carioca de Catalizadores (FCC) and Ibiritermo have their specific methodology for profit sharing computation pursuant to their own collective bargaining agreement, apart from other entities of the group.

Based on the estimates in the first quarter of 2018, the Company recognized a provision of R$ 451 as other income and expenses (US$ 278 in the first quarter of 2017) regarding profit sharing benefits in accordance with clauses of the collective bargaining agreement, including R$ 9 as complement of the profit sharing for 2017.

20.3.	Voluntary Separation Incentive Plan

The Company has implemented voluntary separation incentive plans (PDIV) which had the following cumulative adherence by employees since their announcement:

	Enrollments	Separations	Cancellations	Outstanding
Petrobras (PIDV 2014 and 2016)	19,499	(16,459)	(2,806)	234
Petrobras Distribuidora (PIDV BR 2014, 2015 and 2016)	2,163	(1,679)	(412)	72
Total	21,662	(18,138)	(3,218)	306

As a result, the Company recognized a total of 18,138 separations in these plans, whose changes in the provision as of March 31, 2018 are set out as follows:

	Consolidated
	03.31.2018	12.31.2017
Opening Balance	112	2,644
Enrollments (*)	32	−
Revision of provisions	(9)	(757)
Separations in the period	(8)	(1,775)
Closing Balance	127	112
Current	127	112

(*) On January 29, 2018, Petrobras Distribuidora reopened its 2016 separation incentive plan PIDV (BR 2016) for new enrollments up to March 2, 2018.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

21.	Equity
21.1.	Share capital (net of share issuance costs)

As of March 31, 2018, subscribed and fully paid share capital, net of issuance costs, was R$ 205,432, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

21.2.	Other comprehensive income

In first quarter of 2018, the Company primarily recognized as other comprehensive income the following effects:

•	Cumulative translation adjustment gain of R$ 895, resulting from the translation of financial statements of subsidiaries with functional currencies other than the Brazilian Real;
•

Foreign exchange rate variation gain of R$ 1,031, after taxes and amounts reclassified to the statement of income, recognized in the Company's equity, as a result of its cash flow hedge accounting policy. At March 31, 2018, the cumulative balance of foreign exchange variation losses, net of tax effects, was R$ 18,811 (see note 30.2).

21.3.	Earnings per share
	Consolidated and Parent Company
			Jan-Mar/2018			Jan-Mar/2017
	Common	Preferred	Total	Common	Preferred	Total
Basic and diluted numerator
Net income (loss) attributable to shareholders of Petrobras	3,972	2,989	6,961	2,538	1,911	4,449
Basic and diluted denominator
Weighted average number of outstanding shares	7,442,454,142	5,602,042,788	13,044,496,930	7,442,454,142	5,602,042,788	13,044,496,930
Basic and diluted earnings (losses) per share (R$ per share)	0.53	0.53	0.53	0.34	0.34	0.34

22.	Sales revenues
	Consolidated
	Jan-Mar/2018	Jan-Mar/2017
Gross sales	95,475	86,485
Sales taxes (*)	(21,014)	(18,120)
Sales revenues (**)	74,461	68,365
Diesel	20,218	19,207
Automotive gasoline	13,306	13,737
Liquefied petroleum gas	3,749	2,631
Jet fuel	3,046	2,442
Naphtha	1,856	2,642
Fuel oil (including bunker fuel)	995	992
Other oil products	3,357	2,754
Subtotal oil products	46,527	44,405
Natural gas	4,403	3,391
Ethanol, nitrogen products and renewables	1,713	2,826
Electricity	1,679	1,565
Services and others	993	687
Domestic market	55,315	52,874
Exports	13,529	11,577
Sales abroad (***)	5,617	3,914
Foreign market	19,146	15,491
Sales revenues (**)	74,461	68,365
(*) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(**) Sales revenues by business segment are set out in note 27.
(***) Sales revenues from operations outside of Brazil, including trading and excluding exports.

In the first quarter of 2018 and 2017, there was no customer whose sales revenues totaled 10% or more of the Company’s sales revenues.

The impacts of the adoption of IFRS 15 in the first quarter of 2018 are presented in note 4.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

23.	Other income and expenses
	Consolidated
	Jan-Mar/2018	Jan-Mar/2017
Pension and medical benefits - retirees	(1,351)	(1,529)
Gains / (losses) related to legal, administrative and arbitration proceedings	(1,272)	(1,255)
Unscheduled stoppages and pre-operating expenses	(775)	(1,359)
Gains / (losses) with commodities derivatives	(705)	−
Profit sharing	(451)	(278)
Institutional relations and cultural projects	(113)	(160)
Operating expenses with thermoelectric power plants	(82)	(75)
Health, safety and environment	(80)	(42)
Impairment (losses) / reversals	(58)	21
Voluntary Separation Incentive Plan - PIDV	(23)	275
Allowance for impairment of other receivables	(22)	(111)
Reclassification of cumulative translation adjustments - CTA	−	(116)
Amounts recovered from Lava Jato investigation	1
Expenses / Reimbursements from E&P partnership operations	181	290
Gains / (losses) on disposal/write-offs of assets (*)	3,261	(123)
Others	219	567
Total	(1,270)	(3,895)
(*) It primarily comprises the gain on the sale of Iara and Lapa fields and the contingent payment received relating to the sale of exploratory block BM-S-8, as set out in note 9.1.

24.	Costs and Expenses by nature
	Consolidated
	Jan-Mar/2018	Jan-Mar/2017
Raw material and products for resale	(14,453)	(12,616)
Materials, third-party services, freight, rent and other related costs	(16,513)	(11,833)
Depreciation, depletion and amortization	(11,057)	(10,766)
Employee compensation	(7,228)	(7,753)
Production taxes	(7,984)	(6,335)
(Losses) / Gains on legal, administrative and arbitration proceedings	(1,272)	(1,255)
Unscheduled stoppages and pre-operating expenses	(775)	(1,359)
Gains / (losses) with Commodities Derivatives	(705)	−
Other taxes	(481)	(291)
Allowance for impairment of trade receivables	(443)	6
Institutional relations and cultural projects	(113)	(160)
Health, safety and environment	(80)	(42)
Impairment (losses) / reversals	(58)	21
Exploration expenditures written-off (includes dry wells and signature bonuses)	(26)	(24)
Reclassification of cumulative translation adjustment - CTA	−	(116)
Amounts recovered from Lava Jato investigation	1	−
Changes in inventories	1,280	(1,449)
Gains / (losses) on disposal/write-offs of assets (*)	3,261	(123)
Total	(56,646)	(54,095)
In the Statement of income
Cost of sales	(47,688)	(44,579)
Selling expenses	(4,128)	(2,390)
General and administrative expenses	(2,142)	(2,307)
Other taxes	(481)	(291)
Exploration costs	(442)	(296)
Research and development expenses	(495)	(337)
Other income and expenses	(1,270)	(3,895)
Total	(56,646)	(54,095)

(*)  Includes returned areas and cancelled projects, as well as the divestment in Iara and Lapa fields, in addition to the receipt of the second payment in  the divestment exploratory block BMS-8, as set out in note 9.1.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

25.	Net finance income (expense)
	Consolidated
	Jan-Mar/2018	Jan-Mar/2017
Debt interest and charges	(6,538)	(6,642)
Foreign exchange gains (losses) and indexation charges on net debt (*)	(3,239)	(3,092)
Income from investments and marketable securities (Government Bonds)	450	420
Financial result on net debt	(9,327)	(9,314)
Capitalized borrowing costs	1,613	1,532
Gains (losses) on derivatives	351	109
Interest income from marketable securities	19	(1)
Unwinding of discount on the provision for decommissioning costs	(594)	(603)
Other finance expenses and income, net	301	173
Other foreign exchange gains (losses) and indexation charges, net	391	349
Net finance income (expenses)	(7,246)	(7,755)
Income	1,101	933
Expenses	(5,850)	(5,945)
Foreign exchange gains (losses) and indexation charges	(2,497)	(2,743)
Total	(7,246)	(7,755)
(*) It includes debt raised in Brazil (in Brazilian Real) indexed to the U.S. dollar.

26.	Supplemental information on statement of cash flows
	Consolidated
	Jan-Mar/2018	Jan-Mar/2017
Amounts paid/received during the period
Withholding income tax paid on behalf of third-parties	807	897

Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	3	2
Provision/(reversals) for decommissioning costs	4	44
Use of deferred tax and judicial deposit for the payment of contingency	18	141

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

27.	Segment information

The operating segment information is reported in the manner in which the Company’s senior management assesses business performance and makes decisions regarding investments and resource allocation.

Consolidated assets by operating segment - 03.31.2018
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Current assets	23,844	39,527	5,186	210	9,222	84,675	(17,252)	145,412
Non-current assets	456,498	127,158	52,703	435	10,408	32,359	(820)	678,741
Long-term receivables	26,102	11,031	5,188	11	3,558	27,091	(667)	72,314
Investments	4,090	5,497	2,931	134	3	19	−	12,674
Property, plant and equipment	421,343	109,969	43,637	290	6,123	4,738	(153)	585,947
Operating assets	305,633	96,108	34,532	277	5,336	3,938	(153)	445,671
Under construction	115,710	13,861	9,105	13	787	800	−	140,276
Intangible assets	4,963	661	947	−	724	511	−	7,806
Total Assets	480,342	166,685	57,889	645	19,630	117,034	(18,072)	824,153
Consolidated assets by operating segment - 12.31.2017
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Current assets	25,056	41,912	5,992	213	9,795	90,878	(17,937)	155,909
Non-current assets	453,344	127,015	55,391	413	10,451	30,676	(1,684)	675,606
Long-term receivables	25,206	11,014	7,924	12	3,553	24,772	(1,526)	70,955
Investments	4,727	4,937	2,747	108	16	19	−	12,554
Property, plant and equipment	418,421	110,488	43,767	293	6,158	5,388	(158)	584,357
Operating assets	302,308	96,652	34,999	280	5,300	4,320	(158)	443,701
Under construction	116,113	13,836	8,768	13	858	1,068	−	140,656
Intangible assets	4,990	576	953	−	724	497	−	7,740
Total Assets	478,400	168,927	61,383	626	20,246	121,554	(19,621)	831,515

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment - 03.31.2018
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	40,708	55,329	9,198	220	23,416	−	(54,410)	74,461
Intersegments	39,014	12,123	2,757	202	314	−	(54,410)	−
Third parties	1,694	43,206	6,441	18	23,102	−	−	74,461
Cost of sales	(24,088)	(49,157)	(5,833)	(207)	(21,845)	−	53,442	(47,688)
Gross profit (loss)	16,620	6,172	3,365	13	1,571	−	(968)	26,773
Income (Expenses)	850	(2,368)	(2,574)	(21)	(1,029)	(3,781)	(35)	(8,958)
Selling	(69)	(1,443)	(1,837)	(1)	(755)	4	(27)	(4,128)
General and administrative	(250)	(343)	(122)	(15)	(200)	(1,212)	−	(2,142)
Exploration costs	(442)	−	−	−	−	−	−	(442)
Research and development	(335)	(10)	(13)	−	(1)	(136)	−	(495)
Other taxes	(164)	(80)	(35)	(4)	(22)	(176)	−	(481)
Other income and expenses	2,110	(492)	(567)	(1)	(51)	(2,261)	(8)	(1,270)
Net income (loss) before financial results and income taxes	17,470	3,804	791	(8)	542	(3,781)	(1,003)	17,815
Net finance income (expenses)	−	−	−	−	−	(7,246)	−	(7,246)
Results in equity-accounted investments	1	440	75	(5)	−	−	−	511
Net Income (loss) before income taxes	17,471	4,244	866	(13)	542	(11,027)	(1,003)	11,080
Income taxes	(5,940)	(1,293)	(269)	2	(184)	3,387	342	(3,955)
Net income (loss)	11,531	2,951	597	(11)	358	(7,640)	(661)	7,125
Net income (loss) attributable to:
Shareholders of Petrobras	11,536	3,056	481	(11)	271	(7,711)	(661)	6,961
Non-controlling interests	(5)	(105)	116	−	87	71	−	164
Net income (loss)	11,531	2,951	597	(11)	358	(7,640)	(661)	7,125

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment - 03.31.2017
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	33,251	53,929	7,703	163	20,912	−	(47,593)	68,365
Intersegments	32,131	12,763	2,214	157	328	−	(47,593)	−
Third parties	1,120	41,166	5,489	6	20,584	−	−	68,365
Cost of sales	(21,430)	(46,551)	(5,260)	(178)	(19,369)	−	48,209	(44,579)
Gross profit	11,821	7,378	2,443	(15)	1,543	−	616	23,786
Expenses	(1,933)	(2,122)	(888)	5	(985)	(3,654)	61	(9,516)
Selling	(103)	(1,377)	(235)	(2)	(748)	7	68	(2,390)
General and administrative	(245)	(367)	(168)	(23)	(215)	(1,289)	−	(2,307)
Exploration costs	(296)	−	−	−	−	−	−	(296)
Research and development	(162)	(10)	(13)	−	−	(152)	−	(337)
Other taxes	(34)	(57)	(62)	(9)	(19)	(110)	−	(291)
Other income and expenses	(1,093)	(311)	(410)	39	(3)	(2,110)	(7)	(3,895)
Net income (loss) before financial results and income taxes	9,888	5,256	1,555	(10)	558	(3,654)	677	14,270
Net finance income (expenses)	−	−	−	−	−	(7,755)	−	(7,755)
Results in equity-accounted investments	34	543	89	(55)	−	1	−	612
Net Income (loss) before income taxes	9,922	5,799	1,644	(65)	558	(11,408)	677	7,127
Income taxes	(3,362)	(1,787)	(529)	3	(189)	3,774	(230)	(2,320)
Net income (loss)	6,560	4,012	1,115	(62)	369	(7,634)	447	4,807
Net income (loss) attributable to:
Shareholders of Petrobras	6,500	4,060	1,021	(62)	369	(7,886)	447	4,449
Non-controlling interests	60	(48)	94	−	−	252	−	358
Net income (loss)	6,560	4,012	1,115	(62)	369	(7,634)	447	4,807

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

28.	Provisions for legal proceedings
28.1.	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•

Labor claims, in particular: (i) a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; (ii) lawsuits relating to overtime pay and (iii) actions of outsourced employees;

•

Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; (ii) demands relating to the VAT (ICMS) tax collection on jet fuel sales and (iii) alleged misappropriation of VAT (ICMS) tax credits on import of platforms;

•

Civil claims relating to: (i) agreement, subject to court approval, to settle the Consolidated Securities Class Action before the United States District Court for the Southern District of New York; (ii) collection of royalties over the shale extraction; (iii) non-compliance with contractual terms relating to oil platform construction; (iv) compensation relating to an easement over a property; (v) collection of production taxes over natural gas production; (vi) penalties applied by ANP relating to measurement systems and (vii) claim for compensation.

Provisions for legal proceedings are set out as follows:

	Consolidated
Current and Non-current liabilities	03.31.2018	12.31.2017
Labor claims	4,714	4,513
Tax claims	4,285	4,065
Civil claims	14,609	14,362
Environmental claims	373	300
Other claims	2	1
Total	23,983	23,241
Current liabilities	10,776	7,463
Non-current liabilities	13,207	15,778

	Consolidated
	03.31.2018	12.31.2017
Opening Balance	23,241	11,052
Additions	967	12,726
Use of provision	(636)	(1,448)
Accruals and charges	358	909
Others	53	2
Closing Balance	23,983	23,241

In preparing its unaudited consolidated interim financial statements for the period ended March 31, 2018, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

The main additions to the provision for legal proceedings in first quarter of 2018 were primarily attributable to unfavorable court rulings that changed the probabilities of outflows of resources relating to certain claims to probable, as well as changes in the assessment of civil claim for compensation. Indexation charges over the balance of provision also increased the balance of the provision at March 31, 2018, and the use of funds for amounts previously provisioned mainly relates to withholding income tax disbursed on the first installment of the class action settlement as shown in note 28.4.1.

28.2.	Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Non-current assets	03.31.2018	12.31.2017
Tax	12,516	10,922
Civil	3,038	2,947
Labor	4,113	3,998
Environmental	590	581
Others	17	17
Total	20,274	18,465

	Consolidated
	03.31.2018	12.31.2017
Opening Balance	18,465	13,032
Additions	1,511	5,155
Use	(43)	(441)
Accruals and charges	252	721
Others	89	(2)
Closing Balance	20,274	18,465

In the first quarter of 2018, the Company made judicial deposits in the amount of R$ 1,511 mainly resulting from an unfavorable decision issued by the Regional Federal Court of Rio de Janeiro (Tribunal Regional Federal – TRT/RJ) in October 2017, with respect to withholding income tax on remittances for payments of vessel charters occurred from 1999 to 2002, as set out in note 28.3.

28.3.	Contingent liabilities

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed in the notes to the financial statements, unless the likelihood of any outflow of resources embodying economic benefits is considered remote.

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interests. As of March 31, 2018, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

	Consolidated
Nature	03.31.2018	12.31.2017
Tax	129,989	129,466
Labor	24,307	23,825
Civil	32,972	31,825
Environmental	7,966	7,787
Total	195,234	192,903

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out in the following table:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Description of tax matters	Estimate
	03.31.2018	12.31.2017
Plaintiff: Secretariat of the Federal Revenue of Brazil

1) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters.

Current status: The legal argument about the incidence of withholding income tax (Imposto de Renda Retido na Fonte- IRRF) on remittances for payments of vessel charters, occurred from 1999 to 2002, involves the legality of the normative rule issued by the Federal Revenue of Brazil, which ensured no taxation over those remittances. The Company considers the likelihood of loss as possible, since there are decisions from Superior Courts favorable to the understanding of the Company, and will continue to defend its opinion.

The other claims, concerning CIDE and PIS/COFINS, involve lawsuits in different administrative and judicial stages, for which the Company understand there is a possible likelihood of loss, since there are legal predictions in line with the understanding of the Company.

	43,543	43,141
2) Income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL).
Current status: This argument involves lawsuits in different administrative and judicial stages. The Company considers the likelihood of loss as possible, since there are decisions from Superior Courts favorable to the understanding of the Company.	13,312	13,191
3) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority.
Current status: This claim involves lawsuits in different administrative and judicial stages.	12,111	11,977
4) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting the hearing of an appeal at the administrative level.	5,118	5,097

5) Collection of Contribution of Intervention in the Economic Domain (CIDE) on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in judicial stages.	2,238	2,224
6) Deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of several expenses related to employee benefits.
Current status: The court ruled on this matter in the second quarter of 2017 granting the deduction of these expenses from the taxable profit computation, but limited it to 20% of the payroll and compensation of key management participants in the plan. After assessing the fundamentals of this court ruling, the Company reassessed the probability of outflow of resources with respect to this dispute and estimated it as probable. The other claims of this item, which have different legal basis, remain with their likelihood of loss as possible and are in different judicial stages.	2,045	2,028
Plaintiff: State of São Paulo Finance Department

7) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel interstate sales, including states in the Midwest, North and Northeast regions of Brazil and the State of Espírito Santo.

Current status: This claim involves lawsuits at administrative level.	2,959	2,933
8) Charge of VAT (ICMS), as a result of the temporary admission being unauthorized, since the customs clearance regarding the import of the rig has been done in Rio de Janeiro instead of São Paulo.
Current status: This claim involves lawsuits in judicial stages.	2,531	2,518
Plaintiff: States of RJ, BA and AL Finance Departments
9) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this VAT tax credit.
Current status: This claim involves lawsuits in different administrative and judicial stages.	4,557	4,519
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória

10) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in favor of some municipalities in the State of Espírito Santo, under the allegation that the service was performed in their "respective coastal waters".

Current status: This claim involves lawsuits in different administrative and judicial stages.	4,211	4,050
Plaintiff: States of RJ, SP, PR, RO and MG Finance Departments
11) Additional VAT (ICMS) due to differences in rates on jet fuel sales to airlines in the domestic market, among other questions relating to the use of tax benefits.
Current status: This claim involves lawsuits in administrative and judicial stages.	3,632	3,595
Plaintiff: States of RJ, RN, AL, AM, PA, BA, GO, MA, SP and PE Finance Departments
12) Alleged failure to write-down VAT (ICMS) credits related to zero tax rated or non-taxable sales made by the Company's customers.
Current status: This claim involves lawsuits in different administrative and judicial stages.	3,367	3,404
Plaintiff: States of RJ, SP, ES, BA, PE, MG, RS, AL and SE Finance Departments
13) Misappropriation of VAT tax credit (ICMS) that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	3,255	3,287
Plaintiff: States of PR, AM, BA, ES, PA, PE and PB Finance Departments
14) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits at different administrative and judicial levels.	3,270	3,227
Plaintiff: States of SP, RS and SC Finance Departments
15) Collection of VAT (ICMS) related to natural gas imports from Bolivia, alleging that these states were the final destination (consumers) of the imported gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Federal Supreme Court.	2,830	2,817
Plaintiff: States of SP, CE, PB, RJ, BA, PA and AL Finance Departments
16) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: This claim involves several tax notices from the states in different administrative and judicial stages.	1,929	1,912
Plaintiff: States of RJ, SP, SE and BA Finance Departments
17) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,742	1,696
Plaintiff: States of AM, BA, RS and RJ Finance Departments
18) Disagreement about the basis of calculation of VAT (ICMS) on interstate sales and transfers between different stores from the same contributor.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,492	1,481
Plaintiff: States of GO, PA, RJ, RR, SC, SP and TO.

19)  Charge of VAT (ICMS) on remittance and symbolic return of jet fuel to retail establishment which, in the understanding of the tax authority, should have retention and collection of the ICMS for the subsequent operations, since it is considered a remittance to a retail taxpayer established in the State.

Current status: This claim involves lawsuits in different administrative and judicial stages.	1,378	1,376
Plaintiff: State of Pernambuco Finance Department

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

20) Alleged incorrect application of VAT (ICMS) tax base with respect to interstate sales of natural gas transport through city-gates in the State of Pernambuco destined to the distributors in that State. The Finance Department of the State of Pernambuco understands that activity as being an industrial activity which could not be characterized as an interstate sale transaction (considering that the Company has facilities located in

Pernambuco), and consequently charging the difference on the tax levied on the sale and transfer transactions.

Current status: This claim involves lawsuits in judicial stages.	1,123	1,108
Plaintiff: States of MG, MT, GO, RJ, PA, CE, BA, PR, SE, AL, RN, SP and PR Finance Departments
21) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to inventories.	1,088	941
Current status: This claim involves lawsuits in different administrative and judicial stages.
22) Other tax matters	12,258	12,944
Total for tax matters	129,989	129,466

Description of labor matters	Estimate
	03.31.2018	12.31.2017
Plaintiff: Sindipetro of ES, RJ, BA, MG, SP, PE, PB, SE, AL, RN, CE, PI, PR, SC and RS.
1) Class actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: Awaiting the Superior Labor Court to judge appeals filed by the Company. The judgement on the Company’s collective bargaining agreement is stayed pending the Superior Labor Court decision on the appeal.	15,264	14,940
Plaintiff: Sindipetro of Norte Fluminense – SINDIPETRO/NF

2) The plaintiff claims Petrobras failed to pay overtime for standby work exceeding 12-hours per day. It also demands that the Company respects a 12-hour limit of standby work per workday, as well as an 11-hour period for rest between workdays, subject to a daily fine.

Current status: Awaiting the Superior Labor Court to judge appeals filed by the plaintiff.	1,305	1,286
3) Other labor matters	7,738	7,599
Total for labor matters	24,307	23,825

Description of civil matters	Estimate
	03.31.2018	12.31.2017
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Proceedings challenging an ANP order requiring Petrobras to unite Lula and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; to unite Tartaruga Verde and Mestiça fields; and to unite Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex, which would cause changes in the payment of special participation charges.

Current status: This list involves claims that are disputed in court and in arbitration proceedings, as follows:

a) Lula and Cernanbi: the Company has made judicial deposits for the alleged differences resulting from the special participation. However, with the reversal of the favorable injunction, the arbitration is stayed and currently the payment of these alleged differences have been made directly to ANP, until a final judicial decision is handed down.

b) Baúna and Piracicaba: the Court reassessed previous decision that disallowed judicial deposits, therefore the Company is currently depositing the controversial amounts. The arbitration is stayed.

c) Tartaruga Verde and Mestiça: The Company has authorization to make the judicial deposits relating to these fields. The Regional Federal Court of the Second Region has the opinion that the Chamber of Arbitration has jurisdiction on this claim and the arbitration is ongoing.

d) Parque das Baleias complex: the Superior Court of Justice (STJ) ruled that is the Chamber of Arbitration which has the responsibility to determine if the claim should be arbitrated or not. The Judiciary stated decisions allowing the continuation of the arbitration. Therefore, the Chamber of Arbitration disallowed ANP to charge for special participation, establishing that Petrobras should provide collateral on the debt to be negotiated with ANP.

	9,300	8,711

2) Administrative proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields. It also includes contention about fines imposed by ANP due to alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities relating to compliance with oil and gas industry regulation.

Current status: The claims involve lawsuits in different administrative and judicial stages. In December 2017, one claim relating to Lula field had the probability of loss considered as remote, following a favorable decision in administrative stage. In March 2018, the tax deficiency notice issued was finally cancelled, nulling the possibility of loss.	5,502	5,410
Plaintiff: Several plaintiffs in Brazil and EIG Management Company in USA
3) Arbitration in Brazil and lawsuit in the USA regarding Sete Brasil.

Current status: The arbitrations are at different stages, with a single court ruling at this moment, rejecting a claim for compensation against Petrobras. The lawsuit filed by EIG and affiliates alleges that the Company committed fraud by inducing plaintiffs to invest in Sete Brasil Participações S. A. ("Sete") through communications that failed to disclose the alleged corruption scheme. The District Court of the District of Columbia  partially granted the Company's motion to dismiss. Petrobras entered another motion to dismiss the remaining part of the lawsuit and the proceeding is currently stayed in the first instance due to this appeal. On October 30, 2017, the Company filed a response to EIG's counter-arguments presented in the appeal. Therefore, a court hearing was held on January 19, 2018, at the Federal Court of Appeals of the District of Columbia, although it still does not have a final decision relating to the Company's appeal.

	7,248	7,036
Plaintiff: Vantage Deepwater Company and Vantage Deepwater Drilling Inc.
4) Arbitration in the United States for unilateral termination of the drilling service contract tied to ship-probe Titanium Explorer.
Current status: The merits hearing has been held and the Company is still waiting for the award of the Arbitration Tribunal.	1,330	1,323
5) Other civil matters	9,592	9,345
Total for civil matters	32,972	31,825

Description of environmental matters	Estimate
	03.31.2018	12.31.2017

Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná, AMAR - Associação de Defesa do Meio Ambiente de Araucária, IAP - Instituto Ambiental do Paraná and IBAMA - Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis.

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff. However, both parties (the plaintiff and the Company) filed an appeal.	3,205	3,115
Plaintiff: Instituto Brasileiro de Meio Ambiente - IBAMA and Ministério Público Federal

2) Administrative proceedings arising from environmental fines related to exploration and production operations (Upstream) contested because of disagreement over the interpretation and application of standards by IBAMA, as well as a public civil action filed by the Ministério Público Federal for alleged environmental damage due to the accidental sinking of P-36 Platform.

Current status: A number of defense trials and the administrative appeal regarding the fines are pending, and others are under judicial discussion. With respect to the civil action, the Company appealed the ruling that was unfavorable in the lower court and monitors the use of the procedure that will be judged by the Regional Federal Court.	1,449	1,469
3) Other environmental matters	3,312	3,203
	7,966	7,787

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

28.4.	Class action and related proceedings
28.4.1.	Class action and related proceedings in the USA

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company, Petrobras International Finance Company S.A. (“PifCo”), Petrobras Global Finance B.V. (“PGF,” and collectively with the Company and PifCo, the “Petrobras Defendants”), certain underwriters of debt securities (the “Underwriter Defendants”), among other defendants (the “Defendants”), in the United States District Court for the Southern District of New York (“SDNY” or the “District Court”). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Class Action” or “Class Action”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015. In sum and substance, the complaints in the Consolidated Securities Class Action asserted claims under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Securities Act of 1933, as amended (the “Securities Act”), alleging that in the Company’s press releases, filings with the U.S. Securities and Exchange Commission (the “SEC”) and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to the alleged corruption purportedly committed in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

In addition to the Consolidated Securities Class Action, 33 lawsuits were filed by individual investors before the same judge in the SDNY, and one was filed in the United States District Court for the Eastern District of Pennsylvania (collectively, the “Individual Actions”), consisting of allegations similar to those in the Consolidated Securities Class Action.

Between August 2015 and December 2015, the Company and certain other defendants made motions to dismiss the complaints and amended complaints in the Consolidated Securities Class Action and certain of the Individual Actions. Certain, but not all, of the claims were definitively dismissed and others were dismissed but with leave to re-plead. Thus, the actions continued against the Company and other defendants with respect to certain claims. Following the motion to dismiss stage, the complaint that was then considered operative for the subsequent proceedings in the Class Action was the fourth consolidated amended complaint (“FAC”) filed on November 30, 2015 by plaintiff USS, Employees’ Retirement System of the State of Hawaii (“Hawaii”), North Carolina Department of State Treasurer (“North Carolina”) (collectively, “Class Plaintiffs”), and one other plaintiff whose claims were later dismissed.

The judge scheduled a consolidated trial for the Class Action and the Individual Actions to begin on September 19, 2016, except that the judge ordered that any Individual Actions filed in the SDNY after December 31, 2015 would be stayed in all respects until after the completion of the trial. Six of the Individual Actions have been stayed as a result of this order.

On February 2, 2016, the judge granted Class Plaintiffs’ motion for class certification, certifying a class under the Securities Act represented by Hawaii and North Carolina (the “Securities Act Class”) and a class under the Exchange Act represented by USS (the “Exchange Act Class”). The Securities Act Class was defined, in relevant part, as all purchasers who purchased or otherwise acquired debt securities issued by Petrobras, PifCo, and/or PGF, in domestic transactions, directly in, pursuant and/or traceable to public offerings on May 15, 2013 and March 11, 2014, and were damaged thereby. The Exchange Act Class was defined, in relevant part, as all purchasers who, between January 22, 2010 and July 28, 2015, purchased or otherwise acquired Petrobras securities, including debt securities issued by PifCo and/or PGF on the New York Stock Exchange or pursuant to other domestic transactions, and were damaged thereby.

On June 15, 2016, the United States Court of Appeals for the Second Circuit (“Second Circuit”) granted the Petrobras Defendants’ (and other defendants’) motion requesting interlocutory appellate review of the District Court’s class certification of the Class Action. The Petrobras Defendants (and other defendants) moved in District Court for a stay of all District Court proceedings, which the district judge denied on June 24, 2016 and, on June 27, 2016, the parties filed motions for summary judgment. The Petrobras Defendants (and other defendants)then moved in the Second Circuit for a stay of all District Court proceedings. On August 2, 2016, the Second Circuit granted the motion to stay all District Court proceedings during the pendency of the appeal.

Between on or about October 21, 2016 and September 13, 2017, Petrobras’ board of directors approved agreements to settle 21 of the Individual Actions (the “Settled Individual Actions”), leaving 13 remaining pending Individual Actions (six of which had been stayed since filed) (the “Pending Individual Actions”). The terms of the settlements for the Settled Individual Actions are confidential and Petrobras denies all allegations of wrongdoing. The settlements are aimed at eliminating the uncertainties, burdens and expense of ongoing litigation.

Based on the settlements reached in the Settled Individual Actions and advanced stages of negotiations in certain other Pending Individual Actions, the Company charged R$ 1,476 to the statement of income as other income and expenses (R$ 261 in 2017 and R$ 1,215 in 2016).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

On July 7, 2017, the Second Circuit vacated, in part, the class certification decision in the Class Action and remanded the case to the District Court for further proceedings. The Second Circuit partially granted the appeal by the Petrobras Defendants (and other defendants), reversing some aspects of the District Court’s ruling and affirming others. Among other issues, the Second Circuit ruled that the district judge failed to consider whether the question of whether the transactions occurred in the United States could be determined through a common set of evidence, and whether, if not, common issues would predominate over individual ones. The effect of the Second Circuit’s decision was to vacate the classes certified by the District Court pending additional proceedings in the District Court on remand.

On July 21, 2017, the Petrobras Defendants (and other defendants) filed a request for rehearing or en banc rehearing with the Second Circuit regarding portions of the Second Circuit’s decision affirming the District Court’s order, which was denied on August 24, 2017.

On November 1, 2017, the Petrobras Defendants (and other defendants) filed a petition for writ of certiorari in the United States Supreme Court appealing the Second Circuit’s decision. On November 3, 2017, the Second Circuit granted the Company’s unopposed motion to stay the mandate, which was filed by Petrobras on August 30, 2017.

At the end of December 2017, the Company signed an agreement in principle to settle the Consolidated Securities Class Action, which is still subject to court approval (the “Class Action Settlement”).

The Class Action Settlement is intended to resolve all pending and prospective claims by purchasers of Petrobras securities in the United States and by purchasers of Petrobras securities that are listed for trading or that clear or settle through the Depository Trust Company in the United States, including the Pending Individual Actions. Under the Class Action Agreement, the parties have agreed to the certification, for settlement purposes only, of a new class defined as all persons who (i) during the time Period between January 22, 2010 and July 28, 2015, inclusive (the “Class Period”), purchased or otherwise acquired Petrobras Securities, including debt securities issued by PifCo and/or PGF, on the New York Stock Exchange or pursuant to other Covered Transactions; and/or (ii) purchased or otherwise acquired debt securities issued by Petrobras, PifCo, and/or PGF, in Covered Transactions, directly in, pursuant and/or traceable to a May 13, 2013 public offering registered in the United States and/or a March 10, 2014 public offering registered in the United States before Petrobras made available to its security holders an earnings statement covering a period of at least twelve months beginning after the effective date of the offerings (i.e. before August 11, 2014 in the case of the May 13, 2013 public offering and before May 15, 2015 in the case of the March 10, 2014 public offering). Covered Transactions is defined to mean (i) any transaction in a Petrobras Security listed for trading on the New York Stock Exchange (“NYSE”); (ii) any transaction in a Petrobras Security that cleared or settled through the Depository Trust Company’s book-entry system; or (iii) any transaction in a Petrobras Security that otherwise qualifies as “domestic” under the Supreme Court’s decision in Morrison v. National Australia Bank, 561 U.S. 247 (2010). Excluded from the definition of Covered Transaction are purchases of any Petrobras Security on the Brazilian Stock Exchange (B3).

If approved, the Class Action Settlement eliminates the risk of an adverse judgment which, as Petrobras has previously reported, could have a material adverse effect on the Company and its financial situation, and puts an end to the uncertainties, burdens and costs of protracted litigation.

Under the Class Action Settlement, Petrobras (together with its subsidiary PGF) has agreed to pay US$ 2,950 million (R$ 9,759) to resolve claims in two installments of US$ 983 million (R$ 3,252) and a further installment of US$ 984 million (R$ 3,255). On March 1, 2018, Petrobras and PGF disbursed the first installment into an escrow account designated by the lead plaintiff and accounted it for as other current assets. The second installment will be paid within 10 days of final approval of the Class Action Settlement. The third installment will be paid by the later of (i) six months after final approval, or (ii) January 15, 2019. Accordingly, the Company charged R$ 11,198 to its statement of income for the last quarter of 2017 as other expenses and income, taking into account the gross up of tax related to the Petrobras’s portion of the settlement.

On January 16, 2018, United States Supreme Court granted a joint motion to defer consideration of Petrobras’ petition for a writ of certiorari, pending final approval of the Class Action Settlement.

A stipulation between the settling parties containing the terms of the Class Action Settlement was submitted to the District Court for preliminary approval. On February 23, 2018, the District Court held a hearing on preliminary approval of the settlement, and subsequently granted preliminary approval on February 28, 2018. Notice will be provided to potential class members who will have an opportunity to opt out of the settlement and make any objections to the District Court, which the District Court will then review.

After the notice and objection period, the District Court is scheduled to hold a hearing on June 4, 2018 to determine whether to grant final approval of the Class Action Settlement. If final approval is not granted by the District Court, or if the settlement does not become final for any other reason, the Company will return to its position prior to the Class Action Settlement and, depending on the outcome of the subsequent litigation, the Company might be required to pay substantial amounts, which could have a material adverse effect on the Company’s financial condition, its consolidated results of operations or its consolidated cash flows for an individual reporting period.

Individuals are seeking measures against Petrobras in Brazil to annul and/or suspend the Class Action Settlement. No adverse action has been taken to date against the settlement.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

The plaintiffs in the Pending Individual Actions were eligible to participate in the settlement. Individual Actions brought up by plaintiffs that opted to opt out of the Class Action Settlement will continue.

The Pending Individual Actions involve highly complex issues that are subject to substantial uncertainties and depend on a number of factors such as the novelty of the legal theories, the information produced in discovery, the timing of court decisions, rulings by the court on key issues, and analysis by retained experts. Except as set forth above, the Company is unable to make a reliable estimate of eventual loss, if any, arising from Pending Individual Actions that did opt out of the Class Action Agreement.

The Company intends to defend these actions vigorously.

28.4.2.	Class action in the Netherlands

On January 23, 2017, the Stichting Petrobras Compensation Foundation (“Foundation”) filed a class action before the district court in Rotterdam, in the Netherlands, against Petrobras and its subsidiaries Petrobras International Braspetro B.V. (PIBBV) and Petrobras Global Finance B.V. (PGF); joint venture Petrobras Oil & Gas B.V. (PO&G), and some former managers of Petrobras.

This Foundation allegedly represents an unidentified group of investors and demands judicial remedies for alleged damages caused to investors who purchased securities issued by Petrobras and PGF outside the United States, before July 28, 2015, due to alleged illegal acts. The Foundation also alleges financial losses are connected to the facts uncovered by the Lava-Jato investigation and to purported false and misleading financial information released by the Company.

Petrobras, PGF, PIBBV and PO&G filed their first response to the claim on May 3, 2017 (first docket date), presenting the law firms that will defend these companies and requesting a hearing to discuss some aspects of the case.

On August 23, 2017, a hearing was held at the District Court in Rotterdam to establish the timeframe for proceedings. Accordingly, initial arguments by defendants occurred in November 2017 and the Foundation replied to them in March 2018. The oral hearing is expected to be held on June 28, 2018 and the Court ruling is expected to be presented in September 2018.

This class action involves complex issues that are subject to substantial uncertainties and depend on a number of factors such as the legitimacy of the Foundation as the plaintiffs' attorney, the applicable rules to this complaint, the information produced in discovery, analysis by experts, the timing of court decisions and rulings by the court on key issues. Currently, it is not possible to determine if the Company will be responsible for the payment of compensation as a result of this action as this assessment depends on the outcome of these complex issues. Moreover, it is uncertain which investors are able to file complaints related to this matter against the Company.

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and, at the current stage, the impacts of such claims are highly uncertain. The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from this action. The Company is victim of the corruption scheme uncovered by the Lava-Jato investigation and aims to present and prove this condition before the Netherlands Authorities.

The uncertainties inherent in all such matters do not enable the Company to identify possible risks related to this action. Compensation for the alleged damages will only be determined by court rulings on complaints to be filed by individual investors, unless agreements to settle Opt-out Claims occur. The Foundation is not able to demand compensation for damages.

Petrobras and its subsidiaries deny the allegations presented by the Foundation and intend to defend themselves vigorously.

28.4.3.	Other Related Investor Claims

Petrobras is also currently a party to arbitration and judicial proceedings in Brazil, all of which are currently in their initial stages. In each case, the proceedings were brought by investors that purchased Petrobras’ shares traded in Brazilian Stock Exchange (B3), alleging damages caused by facts uncovered in the Lava Jato Operation.

29.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 7,268 of which R$ 2,878 were still in force as of March 31, 2018, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to R$ 2,667 and bank guarantees of R$ 211.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

30.	Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates. To manage market and financial risks the Company prefers structuring measures through adequate capital and leverage management. The Company takes account of risks in its business decisions and manages any such risk in an integrated manner in order to enjoy the benefits of diversification.

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of March 31, 2018, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	03.31.2018	12.31.2017	03.31.2018	12.31.2017
Derivatives not designated for hedge accounting
Future contracts - total (*)	(14,600)	(15,561)	(200)	(323)
Long position/Crude oil and oil products	75,328	43,862	−	−	2018
Short position/Crude oil and oil products	(89,928)	(59,423)	−	−	2018
Options - total (*)	(80)	−	−	−
Call/Crude oil and oil products	(80)	−	−	−	2018
OTC Options(*)	128,000	−	916	−
Put/Crude oil and oil products	128,000	−	916	−	2018

Forward contracts - total			−	−
Long position/Foreign currency forwards (BRL/USD) (**)	US$ 101	US$ 55	5	1	2018
Short position/Foreign currency forwards (BRL/USD) (**)	US$ 84	US$ 78	(5)	(1)	2018
Swap			717	346
Foreign currency / Cross-currency Swap (**)	GBP 700	GBP 700	478	305	2026
Foreign currency / Cross-currency Swap (**)	GBP 600	GBP 600	239	41	2034
Total recognized in the Statement of Financial Position			1,433	23
(*) Notional value in thousands of bbl.
(**) Amounts in US$ and GBP are presented in million.

	Gains/(losses) recognized in the statement of income (*)		Gains/(losses) recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	Jan-Mar/2018	Jan-Mar/2017	Jan-Mar/2018	Jan-Mar/2017	03.31.2018	12.31.2017
Commodity derivatives	(705)	112	−	−	371	679
Foreign currency derivatives	351	2	−	−	(734)	(166)
Interest rate derivatives	−	(5)	−	2	−	−
	(354)	109	−	2	(363)	513
Cash flow hedge on exports (***)	(2,661)	(2,435)	1,562	7,894	−	−
Total	(3,015)	(2,326)	1,562	7,896	(363)	513
(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out in note 30.2.

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of March 31, 2018 is set out following:

		Consolidated
Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	−	(596)	(1,193)
Forward contracts	Foreign currency - depreciation BRL x USD	−	(14)	(28)
Forward contracts	Foreign currency - appreciation ARS x USD	−	(4)	(9)
		−	(805)	(902)
		−	(1,419)	(2,132)

(*) The probable scenario was computed based on the following risks: oil and oil products prices: fair value on Match 31, 2018; R$ x U.S. Dollar - a 1.8% appreciation of the Real/ GPB x Dollar - a 0.6% appreciation of the pound sterling. Source: Focus and Bloomberg.

30.1.	Risk management of crude oil and oil products prices

Petrobras does not regularly use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. However, derivatives may be used in specific circumstances depending on business environment analysis and assessment of whether the Business and Management targets are being met.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Accordingly, Petrobras executed a hedge strategy for part of its oil production foreseen for 2018. The transaction was carried out during February and March, in a volume equivalent to 128 million barrels of oil. Over-the-Counter Put Options (OTC Put Options) were purchased with an average cost of US$ 3.48 per barrel and an average strike price of US $ 65 / barrel . These options will expire at the end of 2018.

This transaction aims to hedge a portion of the cash flow from operating activities for 2018, guaranteeing a minimum price level for the volume under this transaction without limiting the sales price if the average Brent price in the year exceeds the reference value, thereby protecting the Company in case of oil prices downturn while enabling to take advantage of higher prices. The goal is to reduce negative impacts on the Company's cash generation in the most adverse price scenarios, increasing the confidence on the strategy of reducing its leverage.

In the first quarter of 2018, the Company accounted for a R$ 550 loss as other income and expenses within corporate business segments due to a decrease in the fair value of these put options driven by the increase in the commodity price in the international market.

30.2.	Foreign exchange risk management

The Company’s Risk Management Policy provides for, as an assumption, an integrated risk management extensive to the whole corporation, pursuing the benefit from the diversification of its businesses.

By managing its foreign exchange risk, the Company takes into account the group of cash flows derived from its operations. This concept is especially applicable to the risk relating to the exposure of the Brazilian Real against the U.S. dollar, in which future cash flows in U.S. dollar, as well as cash flows in Brazilian Real affected by the fluctuation between both currencies, such as cash flows derived from diesel and gasoline sales in the domestic market, are assessed in an integrated manner.

Accordingly, the financial risk management mainly involves structured actions encompassing the business of the Company.

Changes in the Real/U.S. dollar spot rate, as well as foreign exchange variation of the Real against other foreign currencies, may affect net income and the statement of financial position due to the exposures in foreign currencies, such as:

•	High probable future transactions;
•	Monetary items; and
•	Firm commitments

The Company seeks to mitigate the effect of potential variations in the Real/U.S. dollar spot rates mainly raising funds denominated in US dollars, aiming at reducing the net exposure between obligations and receipts in this currency, representing a form of structural protection that takes into account criteria of liquidity and cost competitiveness.

Foreign exchange variation on future exports denominated in U.S. Dollar in a given period are efficiently hedged by the US dollar debt portfolio taking into account changes in such portfolio over time.

The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, mitigating foreign exchange rate risk exposure, especially when the Company is exposed to a foreign currency in which no cash inflows are expected, for example, Pound Sterling.

In the short-term, the foreign exchange risk is managed by applying resources in cash or cash equivalent denominated in Brazilian Real, U.S. Dollar or in another currency.

a)	Cash Flow Hedge involving the Company’s future exports

Considering the natural hedge and the risk management strategy, the Company designates hedging relationships to account for the effects of the existing hedge between a foreign exchange gain or loss from proportions of its long-term debt obligations (denominated in U.S. dollars) and foreign exchange gain or loss of its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of income in the same periods.

Foreign exchange gains and losses on proportions of cash flows from debt obligations (non-derivative financial instruments), as well as foreign exchange rate forward contracts (derivative financial instruments) have been designated as hedging instruments. Derivative financial instruments expired during the year were replaced by debts in the hedging relationships for which they had been designated.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Individual hedging relationships were designated in a one-to-one proportion, meaning that the highly probable future exports for each month and the proportions of cash flows from debt obligations, hedged in individual hedging relationship, an equal in US dollar in nominal amount. Only a portion of the Company’s forecast exports are considered highly probable.

The Company’s future exports are exposed to the risk of variation in the Brazilian Real/U.S. dollar spot rate, which is offset by the converse exposure to the same type of risk with respect to its debt denominated in US dollar.

The hedge relationships are assessed on a monthly basis and they may cease and may be re-designated in order reach the risk management strategy.

Whenever a portion of future exports for a certain period, for which their foreign exchange gains and losses hedging relationship has been designated is no longer highly probable, the Company revokes the designation and the cumulative foreign exchange gains or losses that have been recognized in other comprehensive income remain separately in equity until the forecast exports occur.

If future exports, for foreign exchange gains and losses hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from equity to the statement of income.

In addition, when a financial instrument designated as a hedging instrument expires or settled, the Company may replace it with another financial instrument in a manner in which the hedge relationship continues to occur. Likewise, whenever a hedged transaction effectively occurs, its financial instrument previously designated as a hedging instrument may be designate for a new hedge relationship.

Ineffectiveness may occur as hedged items and hedge instruments have different maturity dates and due to discount rate used to determine their present value. Accordingly, the Company recognized a R$ 22 gain as foreign exchange gain due to ineffectiveness.

The carrying amounts, the fair value as of March 31, 2018, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 3.3238 exchange rate are set out below:

				Present value of hedging instrument notional value at 03.31.2018
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses on a portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	April 2018 to March 2028	59,155	196,619

Changes in the present value of hedging instrument notional value	US$ million	R$
Amounts designated as of December 31, 2017	58,400	193,189
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	6,533	20,839
Exports affecting the statement of income	(1,674)	(5,438)
Principal repayments / amortization	(4,104)	(13,048)
Foreign exchange variation	−	1,077
Amounts designated at March 31, 2018	59,155	196,619
Nominal value of of hedging instrument at March 31, 2018	68,151	226,519

The average ratio of future exports for which cash flow hedge accounting was designed to the highly probable future exports is 73.5%.

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of March 31, 2018 is set out below:

	Exchange rate	Tax effect	Total
Balance at January 1, 2017	(38,058)	12,940	(25,118)
Recognized in shareholders' equity	(2,073)	705	(1,368)
Reclassified to the statement of income - occurred exports	10,059	(3,420)	6,639
Reclassified to the statement of income - exports no longer expected or not occurred	8	(3)	5
Balance at December 31, 2017	(30,064)	10,222	(19,842)
Recognized in shareholders' equity	(1,099)	374	(725)
Reclassified to the statement of income - occurred exports	2,661	(905)	1,756
Balance at March 31, 2018	(28,502)	9,691	(18,811)

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecast export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our BMP-2018-2022, would not indicate a reclassification adjustment from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of March 31, 2018 is set out below:

	Consolidated
	2018	2019	2020	2021	2022	2023	2024	2025 to 2027	Total
Expected realization	(7,954)	(7,348)	(6,042)	(5,268)	(5,991)	(2,980)	(525)	7,606	(28,502)

IFRS 9 is effective from January 1, 2018 and provides for new requirements for hedge accounting. See note 6 for additional information on impacts of this new accounting standard on the Company’s financial statements.

b)	Cross currency swap – Pounds Sterling x Dollar

In the first quarter of 2017, the Company, through its wholly owned subsidiary Petrobras Global Trading B.V. (PGT), entered into cross currency swaps maturing in 2026 and 2034, with notional amounts of £ 700 million and £ 600 million, respectively, in order to hedge its Pounds/U.S. Dollar exposure arising from bonds issued amounting to £ 1,300. The Company does not expect to settle these swaps before their expiration dates.

c)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

			Consolidated
Financial Instruments	Exposure at 03.31.2018	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Assets	20,622		163	5,156	10,311
Liabilities (**)	(221,682)	Dollar/Real	(1,747)	(55,421)	(110,841)
Cash flow hedge on exports	196,619		1,550	49,155	98,310
	(4,441)		(34)	(1,110)	(2,220)
Liabilities	(335)	Yen/Dollar	5	(84)	(168)
	(335)		5	(84)	(168)
Assets	79	Euro/Real	3	20	40
Liabilities	(35)		(1)	(9)	(18)
	44		2	11	22
Assets	15,433	Euro/Dollar	13	3,858	7,717
Liabilities	(27,089)		(22)	(6,772)	(13,545)
	(11,656)		(9)	(2,914)	(5,828)
Assets	3	Pound/Real	−	1	2
Liabilities	(82)		(4)	(21)	(41)
	(79)		(4)	(20)	(39)
Assets	11,007	Pound/Dollar	(17)	2,752	5,504
Liabilities	(16,425)		25	(4,106)	(8,213)
Derivative - cross currency swap	6,058		(9)	1,515	3,029
	640		(1)	161	320
Total	(15,827)		(41)	(3,956)	(7,913)

(*) On March 31, 2018, the probable scenario was computed based on the following risks:  R$ x U.S. Dollar - a 0.8% depreciation of the Real / Japanese Yen x U.S. Dollar - a 1.6% depreciation of the Japanese Yen/ Euro x U.S. Dollar: a 0.1% appreciation of the Euro / Pound Sterling x U.S. Dollar: a 0.1% depreciation of the Pound Sterling / Real x Euro - a 3.8% depreciation of the Real / Real x Pound Sterling - a 4.9% depreciation of the Real. Source: Focus and Bloomberg.

(**) It includes the Class Action provision as set out note 28.4.

30.3.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

30.4.	Credit risk

Credit risk management in Petrobras aims at minimizing risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is broad and diversified and comprises clients from the domestic and foreign markets. Credit granted to financial institutions is related to collaterals received, cash surplus invested and derivative financial instruments. It is spread among “investment grade” international banks rated by international rating agencies and Brazilian banks with low credit risk.

30.5.	Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralization of cash management, optimization of the level of cash and cash equivalents held and reduction of working capital; maintenance of an adequate cash balance to ensure that cash needed for investments and short-term obligations is met even in adverse market conditions; increase in the average debt maturity, increase in funding sources from domestic and international markets, and developing a strong presence in the capital markets and also searching for new funding sources (such as new markets and financial products), as well as funds under the partnership and divestment program.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

	Consolidated
Maturity	2018	2019	2020	2021	2022	2023 and thereafter	03.31.2018	12.31.2017
Principal	7,424	9,737	27,716	29,250	59,846	210,161	344,134	365,632
Interest	14,633	19,550	18,579	17,066	14,855	119,680	204,363	200,887
Total	22,057	29,287	46,295	46,316	74,701	329,841	548,497	566,519

31.	Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

•	Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.
•	Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3: inputs are unobservable inputs for the asset or liability.
	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	3,945	−	−	3,945
Commodity derivatives	−	916	−	916
Foreign currency derivatives	−	717	−	717
Balance at March 31, 2018	3,945	1,633	−	5,578
Balance at December 31, 2017	6,051	346	−	6,397

Liabilities
Commodity derivatives	(200)	−	−	(200)
Balance at March 31, 2018	(200)	−	−	(200)
Balance at December 31, 2017	(323)	−	−	(323)

There are no material transfers between levels for the periods presented.

The estimated fair value for the Company’s long term debt, computed based on the prevailing market rates, is set out in note 15.1.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

32.	Subsequent events
32.1.	Distribution to shareholders

The General Shareholders Meeting held on April 26, 2018 amended provisions for distribution to shareholders (dividends and interest on capital) in the Company’s bylaws. Accordingly, the Company’s Board of Directors approved on May 7, 2018 the interest on capital distribution totaling R$ 652, representing R$ 0.05 per common and preferred share.

This interest on capital will be paid to shareholders within 60 days on the register on 21 May 2018 and they will be included in the Company’s minimum mandatory distribution for 2018. This amount will be bear interest at Selic rate from the date of the payment to the end of the fiscal year.

32.2.	Agreement with Eletrobras group

On April 30, 2018, the Company entered into contractual instruments relating to the agreement reached with Eletrobras and its controlled power distributors with respect to a portion of receivables arising from the supply of fuel oil and natural gas for the power generation in the northern region of Brazil.

The agreement governs the restructuring of the debt acknowledgement agreements signed on December 31, 2014, whose updated amounts reach R$ 10.7 billion that will rely on a new structure of collateralization and on an increase in the surety provided by Eletrobras until the effective privatization of its power distributors.

Simultaneously, additional debt acknowledgement agreements collateralized by Eletrobras were concluded in the amount of R$ 6.1 billion to be settled in 36 monthly instalments indexed to market rates. Of this amount, the collateralization of R$ 4.5 billion is conditioned to the privatization process.

Eletrobras agreed to accept approximately R$ 11 billion of the total amount negotiated, of which a portion is due by its controlled entities, through Debt Assumption Instruments with real guarantees and also conditioned to the success of privatization of the distributors.

Receivables from AME-D relating to the supply of natural gas in the state of Amazonas, in the approximate amount of R$ 3 billion, are still under judicial collection and are not part of the agreement.

The Company estimates a gain of approximately R$ 2.1 billion (before tax effects) to be recognized in the second quarter of 2018 following the effects of the agreement on its financial statements.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

33.	Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2017 and the interim statements as of March 31, 2018
	Number of notes
Notes to the Financial Statements	Annual for 2017	Quarterly information for 1T-2018
The Company and its operations	1	1
Basis of preparation and presentation of financial statements	2	2
The “Lava Jato (Car Wash) investigation” and its effects on the Company	3	3
Summary of significant accounting policies	4	4
Accounting estimates	5	5
Cash and cash equivalents and Marketable securities	7	6
Trade and other receivables	8	7
Inventories	9	8
Disposal of Assets and other changes in organizational structure	10	9
Investments	11	10
Property, plant and equipment	12	11
Intangible assets	13	12
Exploration and evaluation of oil and gas reserves	15	13
Trade payables	16	14
Finance debt	17	15
Leases	18	16
Related-party transactions	19	17
Provision for decommissioning costs	20	18
Taxes	21	19
Employee benefits (Post-Employment)	22	20
Equity	23	21
Sales revenues	24	22
Other income and expenses	25	23
Costs and Expenses by nature	26	24
Net finance income (expense)	27	25
Supplemental information on statement of cash flows	28	26
Segment information	29	27
Provisions for legal proceedings	30	28
Collateral for crude oil exploration concession agreements	32	29
Risk management	33	30
Fair value of financial assets and liabilities	34	31
Subsequent events	35	32

The notes to the annual report 2017 that were suppressed in the 1Q-2018 because they do not have significant changes and / or may not be applicable to interim financial information are:

Notes to the Financial Statements	Number of notes
New standards and interpretations	6
Impairment	14
Petroleum and alcohol accounts - receivables from the Brazilian Federal Government	19.8
Contingent assets	30.5
Commitment to purchase natural gas	31
Capital management	33.4
Insurance	33.7

Statement of directors on financial statements and auditors’ report on the review of quarterly information

In compliance with the regulation Instruction of Brazilian Securities and Exchange Commission (CVM), the Chief Executive Officer and the Board of Executive Officers of Petróleo Brasileiro S.A. – Petrobras, publicly traded company, with its headquarters at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with CNPJ 33.000.167/0001-01, declare that the interim financial statements have been prepared in accordance with the law or the bylaws and that:

(i)	reviewed, discussed and agreed with the interim financial statements of Petrobras for the period ended March 31, 2018;
(ii)	reviewed, discussed and agreed with the opinions expressed in the report of KPMG Auditores Independentes regarding the interim financial statements of Petrobras for the period ended March 31, 2018.

Rio de Janeiro, May 7, 2018.

Pedro Pullen Parente	Ivan de Souza Monteiro
Chief Executive Officer	Chief Financial Officer and Chief Investor Relations Officer

Hugo Repsold Júnior	Nelson Luiz Costa Silva
Chief Production Development and Technology Officer	Chief Strategy and Performance Officer

Eberaldo de Almeida Neto	Jorge Celestino Ramos
Chief of Corporate Affairs Officer	Chief Refining and Natural Gas Officer

Solange da Silva Guedes	João Adalberto Elek Junior
Chief Exploration and Production Officer	Chief Governance and Compliance Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Ivan de Souza Monteiro

____________________________________

Ivan de Souza Monteiro

Chief Financial Officer and Investor Relations Officer